Filed Pursuant to Rule 424(b)(2)
Registration No. 333-111784
PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 21, 2004)
4,000,000 Shares
Common Stock
$30.80 per share

         We are selling 4,000,000 shares of our common stock, $0.01 par value per share, or “Common Stock.” Our Common Stock is listed on the New York Stock Exchange under the symbol “TMA.” On June 7, 2005, the last reported sale price of our Common Stock on the New York Stock Exchange was $30.80 per share.

      Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 8 of the accompanying prospectus.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$30.80	$123,200,000
Underwriting discount	$1.3860	$5,544,000
Proceeds, before expenses, to us	$29.4140	$117,656,000
      The underwriters are severally underwriting the shares being offered. We have granted the underwriters the right to purchase up to an additional 600,000 shares of Common Stock from us to cover over-allotments, if any.
      The underwriters expect to deliver the shares to purchasers on or about June 13, 2005.

Sole Book-Runner
Citigroup

A.G. Edwards

Piper Jaffray

RBC Capital Markets
Flagstone Securities
The date of this prospectus supplement is June 7, 2005.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Prospectus Supplement
Prospectus

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ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is the prospectus supplement which describes our business and the terms of this offering. The second part is the base prospectus which gives more general information, some of which may not apply to this offering. Generally, when we refer to the “prospectus,” we refer to both this prospectus supplement and the accompanying base prospectus combined. If information varies between this prospectus supplement, the accompanying base prospectus or the documents we have incorporated by reference, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the information in the most recent incorporated document.
FORWARD-LOOKING STATEMENTS
      This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” that are based on our current expectations, estimates and projections. Pursuant to those sections, we may obtain a “safe harbor” for forward-looking statements by identifying those statements and by accompanying those statements with cautionary statements, which identify factors that could cause actual results to differ from those expressed in the forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “believe,” “anticipate,” “intend,” “aim,” “expect,” “will,” “strive,” “target” and “project” and similar words identify forward-looking statements. Such statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections. Important factors that may impact our actual results or may cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf include, but are not limited to, changes in interest rates, changes in yields available for purchase on adjustable and variable rate mortgage assets, changes in the yield curve, changes in prepayment rates, changes in the supply of mortgage-backed securities and loans, our ability to obtain financing and the terms of any financing that we do obtain. For a discussion of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” in the accompanying prospectus. We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

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SUMMARY
      This summary highlights selected information about us. This summary may not contain all of the information that is important to you. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the documents which are incorporated by reference into the accompanying prospectus, in their entireties. You should carefully consider the factors set forth under the caption “Risk Factors” on page 8 of the accompanying prospectus before making an investment decision to purchase shares of our Common Stock. Unless the context otherwise requires, all references to “we,” “us” or the “Company” in this prospectus supplement and the accompanying prospectus refer to Thornburg Mortgage, Inc. and its subsidiaries. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described under the caption “Underwriting.”
The Company
      We commenced operations in 1993. Our Common Stock is listed on the New York Stock Exchange, or “NYSE,” under the symbol “TMA.” As of June 3, 2005, we had a market capitalization of $2.9 billion. We are a single-family residential mortgage lender that originates, acquires and retains investments in adjustable and variable rate mortgage, or “ARM,” assets, thereby providing capital to the single-family residential housing market. Our ARM assets consist of ARM securities and ARM loans and are comprised of traditional ARM securities and loans, which have interest rates that reprice in a year or less, and hybrid ARM securities and loans, which have a fixed interest rate for an initial period of three to ten years before converting to traditional ARM assets for their remaining terms to maturity. ARM securities represent interests in pools of ARM loans, which are publicly rated and issued by third parties and may include guarantees or other third-party credit enhancements against losses from loan defaults. ARM loans are either loans that we have securitized from our own origination or loan acquisition activities, loans that we use as collateral to support the issuance of floating-rate or fixed-rate collateralized debt obligations, or “CDOs,” or loans pending securitization. Like traditional banking institutions, our income is generated primarily from the net spread or difference between the interest income we earn on our ARM assets and the cost of our borrowings. Our strategy is to maximize the long-term, sustainable difference between the yield on our ARM assets and the cost of financing these assets, and to maintain that difference through interest rate and credit cycles.
      While we are not a bank or savings and loan institution, our business purpose, strategy, method of operation and risk profile are best understood in comparison to such institutions. We finance the purchases and originations of our ARM assets with preferred and common stock equity capital, unsecured debt, CDOs and short-term borrowings such as reverse repurchase agreements, asset-backed commercial paper, or “Asset-backed CP,” whole loan financing facilities, and other collateralized financings that we may establish in the future. When we borrow short-term or floating-rate funds to finance our hybrid ARM assets, we also enter into interest rate hedging transactions, which are intended to fix, or cap, our borrowing costs during the fixed rate period of the hybrid ARM asset. We believe our exposure to changes in interest rates is minimal since the assets we hold are primarily ARM assets and we generally match the effective duration, which is a calculation expressed in months or years that is a measure of the expected price change of financial instruments based on changes in interest rates, of those assets with funding of comparable effective duration. We have a policy to operate with an Adjusted Equity-to-Assets Ratio of at least 8% and we typically operate with a 9% to 10% Adjusted Equity-to-Assets Ratio. This is a non-GAAP capital utilization measurement that we use to limit the amount of assets we carry relative to the amount of equity on our balance sheet. See “— Capital Utilization” below for a calculation of our Adjusted Equity-to-Assets Ratio. Moreover, we focus on acquiring high quality assets to minimize potential credit losses and to ensure our access to financing. Similarly, we maintain strict credit underwriting standards and have experienced cumulative credit losses of only $174,000 on our loan portfolio, since we began acquiring loans in 1997. We believe our operating structure has resulted in operating costs well below those of other mortgage originators. We believe that our corporate structure differs from most lending institutions in that we are organized for tax purposes as a real estate investment trust, or “REIT,” and, therefore, pay substantially all of our earnings in the form of dividends to shareholders.
      The 13 members of our management team have an average of 24 years of experience in the fields of mortgage lending, investment advisory and management services, financial services, capital markets, financial reporting and marketing, providing us with significant expertise in the key disciplines required for success in our business. Since our inception, we have grown substantially as a result of consistent earnings and growth in equity capital. Our assets and earnings per share have grown on a compounded annual basis by 46.1% and 21.7%, respectively, from December 31, 1999 through December 31, 2004. As of March 31, 2005, we had assets of $30.9 billion, net income of $67.5 million (for the three-month period ended March 31, 2005) and an equity base of $2.0 billion. We have reported 48 consecutive quarters of positive earnings, every quarter since we commenced operations. We can provide no assurance that these results and trends will be achieved or continue in the future.
      We are an externally advised REIT and are managed under a management agreement, or the “Management Agreement,” with Thornburg Mortgage Advisory Corporation, or the “Manager,” which manages our operations, subject to the supervision of our Board of Directors.
      Our principal executive offices are located at 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501 and our telephone number is (505) 989-1900.
      Our internet website address is www.thornburgmortgage.com. The information on our website is not considered part of this prospectus supplement or the accompanying prospectus. We make available free of charge, through our website, under the “Investors — SEC Filings” section, our annual report on Form  10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports that we file or furnish pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.
      You may also find our Code of Business Conduct and Ethics, Corporate Governance Guidelines and the charters of the Audit Committee, Nominating/ Corporate Governance Committee and Compensation Committee of our Board of Directors on our website under the “Investors — Corporate Governance” section. These documents are also available in print free of charge to anyone who requests them by writing to us at the following address: 150 Washington Avenue, Suite 302, Santa Fe, New Mexico, 87501, or by phoning us at (505) 989-1900.

Selected Summary Financial Data
      The following table sets forth selected summary financial data from our audited consolidated financial statements for each of the five years in the period ended December 31, 2004 and from our unaudited consolidated financial statements for the quarter ended March 31, 2005. Our unaudited interim results, in the opinion of management, reflect all adjustments (consisting solely of normal recurring adjustments), which are necessary to present fairly the results for the unaudited interim period. Our unaudited interim results for the quarter ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. You should read the following selected summary financial data in conjunction with the financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which are incorporated by reference into the accompanying prospectus.

	For the
	Quarter Ended	For the Years Ended December 31,
	March 31,
	2005	2004	2003	2002	2001	2000

	(unaudited)
		(in thousands, except per share data)
Income Statement Highlights:
Net interest income	$83,167	$294,268	$233,953	$157,929	$78,765	$36,630
Net income	67,456	232,564	176,504	120,016	58,460	29,165
Earnings per share	0.72	2.80	2.71	2.59	2.09	1.05
Dividends declared per common share	0.68	2.66	2.49	2.285	1.75	0.96
Average common shares outstanding	93,173	83,001	65,217	46,350	24,803	21,519
Yield on net interest earning assets (portfolio margin)	1.13%	1.25%	1.61%	1.88%	1.67%	0.86%
Return on average common equity	14.52%	15.55%	17.31%	17.66%	16.69%	9.87%
Noninterest expense to average assets	0.28%	0.32%	0.42%	0.45%	0.38%	0.16%
Yield on ARM assets	4.19%	3.95%	4.05%	4.63%	5.09%	7.06%
Balance Sheet Highlights:
ARM assets	$30,300,004	$28,743,061	$18,852,166	$10,335,213	$5,732,145	$4,139,461
Total assets	30,880,598	29,189,618	19,118,799	10,512,932	5,803,648	4,190,167
Total debt	28,737,335	26,393,335	17,774,846	9,412,756	5,211,691	3,724,120
Shareholders’ equity	2,033,281	1,789,184	1,239,104	833,042	532,658	317,538
Book value per common share	20.97	19.47	16.75	14.54	14.02	11.67
Common shares outstanding	94,638	91,904	73,985	52,763	33,305	21,572
Earnings Growth Strategies
      Our goal is to acquire or originate ARM assets for our portfolio and manage them to achieve earnings and dividend stability as our primary objective and earnings and dividend growth as our secondary objective. In order to achieve these objectives, we must mitigate key risks inherent in the mortgage portfolio lending business, principally credit risk and interest rate risk, while simultaneously pursuing earnings growth strategies. Our three primary growth strategies are (i) to increase our more profitable, higher margin mortgage loan origination business; (ii) to raise new equity capital at a premium to book value in order to grow our assets and book value over time; and (iii) to better use our existing capital base by pursuing non-recourse funding sources, relying less on reverse repurchase agreements and more on CDOs to finance our balance sheet.

      Higher Margin Loan Originations. Our goal remains to increase our loan originations as a percentage of our annual portfolio acquisitions due to the higher margin potential of those assets. Although the Mortgage Bankers Association of America is currently projecting a 6% decline in total mortgage originations in 2005, our goal is to originate $4.2 billion in mortgage loans in 2005, just 2% below our 2004 originations. Despite continued aggressive competition among mortgage lenders, our loan originations of $1.2 billion in the first quarter increased 29% over the year-ago period, and accounted for 31% of total acquisitions in the first quarter versus 20% a year ago. Our mortgage origination volumes remain stable with $622.0 million of loans in the pipeline at March 31, 2005 (after adjusting for anticipated fallout for purchase loan commitments that will likely not be funded), most of which we expect will close in the second quarter. We continue to see excellent growth in our correspondent channel and now have approximately 182 correspondent partners across the country that are approved to originate loans to our pricing and documentation specifications. We intend to intensify our correspondent sales efforts during the second quarter by significantly expanding coverage in the Midwest and South Central United States, regions that have, until now, remained largely untapped. In addition, we plan to implement a program to test our mortgage origination capability within the mortgage broker community, which in recent years has generated 65% of all residential mortgage production. This new origination channel has considerable potential, and based on our preliminary research, we believe we can partner effectively with select high quality mortgage brokers to enhance our direct retail origination efforts without compromising the credit quality and performance characteristics of our loan origination portfolio. Our ability to provide competitive rates, common sense underwriting, financially sensible ARM products, including our loan modification feature, and ongoing exceptional customer service should allow us to further grow our loan origination business across multiple channels and through our loyal customer base.
      Accretive Capital Raises. Our ability to raise new equity capital at a premium to book value resulted in improvement in book value, asset acquisition activity and earnings growth during the quarter ended March 31, 2005. We raised $75.5 million of new common equity capital during the quarter ended March 31, 2005 by issuing 2.7 million common shares at an average net price of $27.67 per share. In March 2005, we also issued 2.0 million shares of Series C Preferred Stock for net proceeds of $48.3 million. Primarily as a result of raising this new equity and a reduction in our accumulated other comprehensive loss as a percentage of equity, our book value per common share rose 17% from $17.85 per share at March 31, 2004 to $20.97 per share at March 31, 2005. Our assets grew 38% from $22.4 billion at March 31, 2004 to $30.9 billion at March 31, 2005, and our net earnings increased 3% from $0.70 per share for the first quarter of 2004 to $0.72 per share for the first quarter of 2005.
      Capital Efficient CDO Transactions. Since CDOs represent permanent financing and have no margin call risk, they reduce our financing capital requirements and provide an additional source of balance sheet and earnings growth. Our financing capital requirement is lowered to approximately 2% versus our customary 8% to 10% capital policy requirement for reverse repurchase agreement and Asset-backed CP financing. This more efficient use of capital allows us to invest in additional assets. As of March 31, 2005, the seven CDOs we have completed over the past two years had freed up approximately $439.1 million of capital, enabling us to hold approximately $3.1 billion in additional ARM assets.
Achieving Consistent Profitability
      We possess a number of strategic advantages that allow us to generate consistent profitability and distinguish our business model from those of other residential mortgage lenders. We strive to maintain our financial performance through varied interest rate cycles by: (i) developing and expanding proprietary loan origination channels; (ii) employing a portfolio lending strategy, thereby maintaining borrower relationships; (iii) seeking direct funding from a wide array of lenders at attractive borrowing costs; (iv) effectively utilizing our capital; (v) applying our unique risk management approach to the management of interest rate and credit risks inherent in the mortgage lending business; and (vi) maintaining our low cost operating advantages.
      Proprietary Loan Origination Channels. We acquire ARM assets for our portfolio through wholesale and proprietary origination channels. Our wholesale channels include the purchase of mortgage-backed securities, or “MBS,” and bulk loan packages. Our proprietary origination channels include loans that are originated through correspondent lenders or directly by us. Through the correspondent channel, we acquire loans, with or without servicing rights, from approved correspondent lenders, who generally originate the individual loans using our product pricing, underwriting criteria and guidelines. Loans originated through our origination channels generally provide higher yields relative to our other channels, and generally can be originated at a lower cost. Thornburg Mortgage Home Loans, Inc., or “TMHL,” our wholly-owned mortgage loan origination subsidiary, conducts our mortgage loan acquisition, origination, processing, underwriting and securitization activities and also services mortgage loans that it acquires and originates. As of June 3, 2005, TMHL had authority to lend in all 50 states and the District of Columbia.
      During the quarter ended March 31, 2005, we originated $1.1 billion of loans through correspondent lenders and $60.9 million of ARM loans through our direct retail channel. On a combined basis, this represents a 29% increase over the same period last year.
      Over time, we would like to see originations account for 60% of our portfolio acquisitions, as we believe increasing this percentage will enhance both our earnings stability and earnings growth over time. Since we began originating loans for our portfolio, we have found that they generate consistently higher returns than purchased MBS. Furthermore, we continue to focus on hybrid ARM assets, which over the past five years have increasingly become a larger portion of our portfolio mix and, at March 31, 2005, accounted for approximately 87% of our total ARM assets. The increased level of hybrid ARM asset production has two compelling benefits: hybrid ARM assets can be acquired at a lower premium than traditional ARM assets and, after matched funding, we expect to earn a higher spread on hybrid ARM assets than on traditional ARM assets.
      Portfolio Lending Strategy. As a portfolio lender, we generally hold in our portfolio all of the ARM assets we acquire or originate until pay-off or maturity. This improves the economics of the lending transaction for a variety of reasons. First, our direct acquisition costs are capitalized and amortized over the life of the loan. Second, our cost to originate is typically less than our cost to purchase loans in the secondary market. Third, because we generally focus on the jumbo segment of the ARM market (loans in excess of $359,650), we can spread our loan origination expenses over a larger loan size, which further improves the profitability of the mortgage asset.
      As a portfolio lender, we do not sell our ARM loans, so we are not constrained by secondary market loan purchase guidelines and our income is not dependent on cash and non-cash gain on sale. Further, this portfolio lending approach has great consumer appeal because it enables us to offer innovative loan products and take a more practical approach to the loan underwriting process without compromising credit quality. Our ability to tailor each individual borrower’s loan gives us another advantage as we compete for mortgage loans. Additionally, because we do not sell our loans, we can offer a loan modification program that allows borrowers to change the rate and/or term of their loan at any time for a modest fee and minimal paperwork. Once a borrower obtains an ARM loan with us, we expect to retain that borrower relationship until that loan matures. Providing a quality customer experience and an attractive loan modification program helps us maintain customer relationships and lower prepayments in our loan portfolio.
      Diversified Funding Sources. We finance our purchased or securitized ARM assets using preferred and common stock equity capital, unsecured debt, CDOs and short-term borrowings such as reverse repurchase agreements, Asset-backed CP, whole loan financing facilities and other collateralized financings that we may establish in the future. Historically, we have relied principally on reverse repurchase agreements for our funding needs. Since year end 2002, we have been actively working towards diversifying our financing sources. At that time, 91% of our financing was provided through reverse repurchase agreements. At March 31, 2005, reverse repurchase agreements only accounted for 59% of our borrowings, while CDOs represented 22% and our Asset-backed CP facility accounted for 17%. Given the success of the Asset-backed CP facility established in June 2004, we are now working towards increasing the size of the facility from $5 billion to $10 billion. We anticipate that CDOs and Asset-backed CP will continue to grow as a percentage of our financing sources in the quarters to come.

      We frequently borrow at short-term interest rates and often in the form of reverse repurchase agreements using our ARM securities and securitized ARM loans as collateral. We have established lines of credit and collateralized financing agreements with 23 different financial institutions as of March 31, 2005. Reverse repurchase agreements involve a simultaneous sale of pledged assets to a lender at an agreed-upon price in return for the lender’s agreement to resell the same assets back to us at a future date (the maturity of the borrowing) at a higher price. The price difference is the cost of borrowing under these agreements. We enter into two types of reverse repurchase agreements: variable-rate term reverse repurchase agreements and fixed-rate reverse repurchase agreements. Variable-rate term reverse repurchase agreements are financings with original maturities ranging from 3 to 18 months. The interest rates on these variable-rate term reverse repurchase agreements are generally indexed to either the one-month or three-month LIBOR rate, and reprice accordingly. The fixed-rate reverse repurchase agreements have original maturities generally ranging from 30 to 180 days. Generally, upon repayment of each reverse repurchase agreement, we immediately pledge the ARM assets used to collateralize the financing to secure a new reverse repurchase agreement.
      Our Asset-backed CP facility provides us with an alternative way to finance our high quality ARM securities portfolio. We issue Asset-backed CP in the form of secured liquidity notes that have been rated P-1 by Moody’s Investors Service and F1+ by Fitch Ratings to money market investors. The notes can be collateralized by agency securities and AAA-rated, adjustable-rate MBS that we have either purchased or created through our loan securitization process. Importantly, we have diversified our funding sources by replacing a portion of our reverse repurchase agreement borrowings with the issuance of Asset-backed CP under terms that are comparable to our existing reverse repurchase agreement funding. As of March 31, 2005, we had $5.0 billion of Asset-backed CP outstanding.
      We have also financed the purchase of ARM assets by issuing floating-rate and fixed-rate CDOs in the capital markets, which are collateralized by ARM loans that are placed in a trust. The trust pays the principal and interest payments on the debt out of the cash flows received on the collateral. This structure enables us to make more efficient use of our capital because the capital requirement to support these financings is less than the amount our policy requires to support the same amount of financings in the reverse repurchase agreement or Asset-backed CP markets. These transactions are a permanent form of financing and are not subject to margin calls.
      We also have financing facilities, or credit lines, for whole loans. A whole loan is the actual mortgage loan evidenced by a note and secured by a mortgage or deed of trust. We use these financing facilities to finance our acquisition of whole loans while we are accumulating loans for securitization.
      As of March 31, 2005, we had issued $305.0 million of 8% senior unsecured notes due 2013, or the “Senior Notes,” as an alternative form of long-term capital. The Senior Notes bear interest at 8%, payable each May 15 and November 15, and mature on May 15, 2013. The Senior Notes are redeemable at a declining premium, in whole or in part, beginning on May 15, 2008 and at par beginning on May 15, 2011. The Senior Notes may also be redeemed under limited circumstances on or before May 15, 2006.
      Capital Utilization. The Board of Directors has approved a policy that limits our capacity to borrow funds to finance ARM assets based on our available equity capital and unsecured debt (collectively, long-term capital). We monitor the relationship between our ARM assets, borrowings and long-term capital using a variety of different measures. However, the primary operating policy that limits our borrowings and leverage is a requirement to maintain our Adjusted Equity-to-Assets Ratio, a non-GAAP measurement, at a minimum of 8%. Broadly speaking, this ratio reflects the relationship between those ARM assets financed with borrowings that are subject to margin calls and our long-term capital position. See the table below for the calculation of this ratio.
      Recourse or marginable debt generally consists of reverse repurchase agreements, Asset-backed CP and whole loan financing facilities. These borrowings are based on the current market value of our ARM assets, are short-term in nature, mature on a frequent basis (weighted average maturity of 2.5 months as of March 31, 2005), need to be rolled over at each maturity and are subject to margin calls based on collateral value changes or changes in margin requirements. For these reasons, our policy requires that we maintain significant excess capital and liquidity above the initial margin requirement to meet future margin calls as a result of unexpected changes in margin requirements and collateral value. Our initial margin requirements typically average between 4% and 5% for these borrowings, so our policy requires that we maintain an Adjusted Equity-to-Assets Ratio of at least 8%, though we typically maintain a ratio of 9% to 10%, against the financing of these ARM assets. The 8% minimum policy requirement provides a capital cushion that we feel confident will be sufficient to fund future margin requirements that might result from changes in the value of our assets or changes in margin requirements. Historically, this capital cushion has proved to be more than adequate to support our borrowing arrangements through a variety of interest rate and credit cycles.
      We use the Adjusted Equity-to-Assets Ratio as a way to assure that we always have an adequate capital cushion relative to those recourse borrowings subject to margin call. If we did not maintain a sufficient capital cushion to meet initial and ongoing margin requirements, we could be forced to liquidate ARM assets, potentially at a loss, at a time when our ARM assets had declined in value or when margin requirements had changed. The potential limitation that may result from the use of the non-GAAP measurement is that, in an economic environment where the market value of the investment portfolio is increasing, the amount of capital that we can invest will be less than the amount then available for investment under a comparable GAAP measurement. Although we acknowledge this limitation, we believe that it is not prudent to factor these market gains into the calculation of leveragable capital because the gains may be short-term in nature. The potential volatility in market prices could result in subsequent reversal of the gains that would require subsequent disposition of ARM assets in unfavorable market conditions.
      As we increase our use of CDOs, the risk of margin calls, changes in margin requirements and potential rollover risk is reduced because CDOs represent permanent non-recourse financing whose terms are established at the time of the financing and are not subject to change. As a result, the need to maintain a capital cushion comparable to what we maintain on our recourse borrowings is eliminated. For purposes of maintaining an adequate capital cushion, our policy allows us to eliminate all assets (and the associated long-term equity capital) associated with CDOs from our operating capital ratio. Because the CDOs only require approximately 2% of equity capital to support the transactions, versus the minimum 8% policy requirement on our recourse borrowings, we are able to use this freed-up capital to acquire additional ARM assets. We expect that we will be able to retain and carry an increased amount of assets in the future as a percentage of our equity capital base. Additionally, we eliminate from our Adjusted Equity-to-Assets Ratio any unrealized market value adjustments, recorded as accumulated other comprehensive income (loss), from our equity accounts and we include our Senior Notes as an additional form of long-term capital as if the notes were equity capital.

      The following table presents the calculation of our Adjusted Equity-to-Assets Ratio, a non-GAAP measurement:

	March 31, 2005	December 31, 2004

	(dollars in thousands)
Assets	$30,880,598	$29,189,618
Adjustments:
Net unrealized loss on ARM securities	324,946	177,337
Net unrealized gain on hedging instruments	(287,169)	(108,278)
ARM loans collateralizing CDOs	(6,355,580)	(6,720,810)
Cap agreements(1)	(35,169)	(35,952)

Adjusted assets	$24,527,626	$22,501,915

Shareholders’ equity	$2,033,281	$1,789,184
Adjustments:
Accumulated other comprehensive loss	37,777	90,715
Equity supporting CDOs:
CDOs	6,254,720	6,623,641
ARM loans collateralizing CDOs	(6,355,580)	(6,720,810)
Cap agreements(1)	(35,169)	(35,952)

	(136,029)	(133,121)
Senior notes	304,198	304,173

Adjusted shareholders’ equity	$2,239,227	$2,050,951

Adjusted Equity-to-Assets Ratio	9.13%	9.11%

GAAP equity-to-assets ratio	6.58%	6.13%

(1)	These cap agreements were purchased in order to manage interest rate risk exposure on the financing of the hybrid ARM loans collateralizing our CDOs.
      The GAAP equity-to-assets ratio presented in the above table is a calculation that simply divides total GAAP equity by total assets. While the simplest of all equity-to-assets calculations we could make, it is not used by management to manage our balance sheet because it includes factors such as unrealized gains and losses on assets and hedging instruments deemed to be less important to the long-term operating nature of our business, since our assets are not held for sale and since the unrealized gains and losses are not permanent impairments of our equity or of these assets and hedging instruments. If we did use the GAAP measurement as a basis for our leverage limitation and if our Board of Directors-approved policy limited our GAAP equity-to-assets to a minimum of 8%, our total assets would have been reduced to $25.4 billion instead of the $30.9 billion of assets owned as of March 31, 2005. In part, we are able to carry those additional assets by financing a portion of our ARM assets with CDO financings, which have an initial fixed capital requirement of approximately 2% of the assets financed in this way. The GAAP measurement ignores changes in the level of equity required to support various forms of financing as the mix of our financing of ARM assets changes between financings subject to margin requirements and CDO financings which are not subject to margin requirements. This is another reason why we do not use the GAAP measurement to make leverage or capital utilization decisions.

      Risk Management. There are two primary risks inherent in the mortgage lending business: credit risk and interest rate risk. Our unique approach to risk management is predicated on maintaining exceptional credit quality assets, securitizing our “A quality” ARM loans and match funding our assets and liabilities.
      (a) Exceptional Credit Quality and Securitization. We avoid credit risk by only acquiring excellent credit quality ARM assets and originating and securitizing “A quality” ARM loans. These strategies create significant portfolio liquidity and allow us to readily finance our portfolio. As of March 31, 2005, 97.6% of our ARM asset portfolio was High Quality, compared to 97.5% at December 31, 2004. High Quality means that these assets are guaranteed by Ginnie Mae (a U.S. Government agency), Fannie Mae (a government-sponsored corporation) or Freddie Mac (a federally chartered corporation), or rated “AAA” or “AA” by Standard and Poor’s or Moody’s Investors Service, Inc., or the “Rating Agencies.”
      Many of our ARM assets, 33.8% at March 31, 2005, consist of High Quality ARM loans that we have either securitized for our own portfolio or that collateralize our CDO financings. We retain the risk of potential credit losses on these loans. We did not experience any credit losses on ARM loans during the first quarter of 2005 and have only experienced $174,000 in credit losses since we began acquiring ARM loans in 1997. Although we believe our credit performance is reflective of the high credit quality of our borrowers, our prudent underwriting, property appraisal methods and policies and prudent management of our delinquent loan portfolio, we also recognize that our ARM loan portfolio was, on average, only approximately 18 months old at March 31, 2005. Due to this lack of seasoning and, therefore, lack of relevant historical data, we have recorded a loan loss reserve of $9.8 million as of March 31, 2005, based on management’s expectations and given industry loss experience on similar loans.
      The table below shows our credit statistics for the quarter ended March 31, 2005 and each of the five years in the period ended December 31, 2004:
Loan Delinquencies and Loss Statistics
(dollars in thousands)

	For the Quarter	For the Years Ended December 31,
	Ended
	March 31, 2005	2004	2003	2002	2001	2000

Delinquent loan and real estate-owned properties (“REO”) ratio	0.08%	0.08%	0.05%	0.10%	0.10%	0.43%
Industry average delinquent ARM loan ratio(1)	1.50%	1.56%	1.75%	1.49%	1.42%	1.15%
Loss reserves/basis adjustments as percent of delinquent loans and REO	118%	121%	236%	366%	418%	61%
Charge-offs	$—	$—	$—	$—	$(115)	$(59)

(1)	Based on the National Delinquency Surveys published by the Mortgage Bankers Association of America as of December 31, 2004.
      (b) Matched Funding Strategy. We actively manage interest rate risk by pursuing a duration matching funding strategy. This means we use hybrid ARM hedging instruments (consisting of interest rate swap agreements, interest rate cap agreements and Eurodollar transactions) to fix, or cap, the interest rates on the short-term borrowings and CDOs that finance our hybrid ARM assets. We hedge our financing cost such that we maintain a net effective duration of less than one year. Net effective duration means the effective duration of ARM assets minus the effective duration of borrowings and hedging instruments. The lower the effective duration gap, the less impact interest rate changes should have on earnings. As of March 31, 2005, we had $26.4 billion of hybrid ARM assets and had entered into swap agreements and Eurodollar transactions with notional balances totaling $22.8 billion and delayed swap agreements with notional balances totaling $2.8 billion that become effective between April 2005 and October 2006. These delayed swap agreements have been entered into to hedge the forecasted financing of our ARM asset purchase commitments at March 31, 2005. Additionally, at March 31, 2005, we had cap

agreements with a notional balance of $1.2 billion. These cap agreements do not receive any payments unless one-month LIBOR rises above a range of 3.25% to 11.50%, and on average 5.29%. As of March 31, 2005, we measured the net effective duration applicable to our hybrid ARM portfolio, related borrowings and hybrid ARM hedging instruments at approximately 4.8 months while the financing and hedging of all of our ARM assets resulted in a net effective duration of approximately 4.4 months.
      Operating Efficiencies. Unlike many mortgage bankers and lenders, we do not have an ongoing high fixed-cost infrastructure. We do not have a nationwide retail branch network, commissioned loan officers or an internal back office. We originate loans either through financial intermediaries or directly to borrowers over the internet or by telephone. We also outsource our back office functions to high-quality, third-party vendors who handle the majority of our processing, underwriting and loan closings in the Thornburg Mortgage name. Additionally, we use an outside party to service our loans. We generally pay these providers based on results; that is, closed or serviced loans. This method of operation keeps our fixed costs low, giving us a significant cost advantage in a highly competitive and cyclical business. We believe that our adherence to these principles has made us one of the most productive full-service mortgage lenders in the nation.
      Another cost advantage is our REIT tax structure. Since we qualify as a REIT, we do not pay federal or state income tax at the corporate level on income that we distribute. This tax-advantaged structure enables us to produce higher returns on our invested capital and use less leverage than taxable mortgage lending companies.
Recent Developments
      On April 19, 2005, we issued 25,000 shares of our 8.00% Series C Cumulative Redeemable Preferred Stock, or the “Series C Preferred Stock,” pursuant to the exercise of the over-allotment option we had granted to underwriters in connection with the public offering of Series C Preferred Stock we completed in March 2005. We raised net proceeds of approximately $607,000 pursuant to the exercise of the over-allotment option.
      On June 1, 2005, we issued 2,200,000 shares of our Series C Preferred Stock in a public offering. We raised net proceeds of approximately $52.8 million in that offering. In connection with that offering, we granted the underwriters a 30-day option to purchase up to an additional 330,000 shares of Series C Preferred Stock from us to cover over-allotments, if any. The underwriters have informed us that they are exercising the over-allotment option to purchase an additional 300,000 shares of Series C Preferred Stock from us.

The Offering

Issuer	Thornburg Mortgage, Inc.

Common Stock offered	4,000,000 shares

Offering price per share	$30.80

Common Stock outstanding after this offering(1)	100,616,164 shares

Use of proceeds	We intend to use the net proceeds of the offering, which are estimated to be $117.3 million, assuming no exercise of the underwriters’ over-allotment option, for financing the acquisition or origination of additional ARM assets and for working capital, which may include the repayment of maturing reverse purchase agreements and Asset-backed CP. Net proceeds are what we expect to receive after paying underwriting discounts and estimated offering expenses. See “Use of Proceeds” in this prospectus supplement for more information.

NYSE symbol	TMA

(1)	The number of shares of our Common Stock to be outstanding after this offering, assuming the underwriters do not exercise the over-allotment option, is based on the number of shares outstanding as of June 7, 2005, which includes (i) 1,391,920 shares of our Common Stock issued or, subject to final settlement, to be issued after March 31, 2005 pursuant to our Dividend Reinvestment and Stock Purchase Plan, or the “DRSPP,” and (ii) 586,300 shares of our Common Stock issued in “at-the-market” offerings after March 31, 2005, pursuant to our Controlled Equity Offering Sales Agreement, dated March 19, 2004, or the “Sales Agreement,” with another underwriter.
USE OF PROCEEDS
      We expect to receive approximately $117.3 million in net proceeds from the sale of shares of our Common Stock in this offering, or approximately $134.9 million if the underwriters’ over-allotment option is exercised in full, after payment of our expenses related to this offering and underwriting discounts and commissions.
      We intend to use the net proceeds of this offering for financing the acquisition or origination of additional ARM assets and for working capital, which may include the repayment of maturing reverse repurchase agreements and Asset-backed CP.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
      The following table sets forth, for the periods indicated, the high and low sales price per share of our Common Stock reported on the NYSE and the cash dividends declared per share of our Common Stock.

	Price Range
			Dividends Declared
	High	Low	Per Share

Year Ended December 31, 2005
Second Quarter (through June 7, 2005)	$31.18	$27.80	$—
First Quarter	29.46	26.51	0.68
Year Ended December 31, 2004
Fourth Quarter	30.24	27.70	0.68
Third Quarter	30.10	26.34	0.67
Second Quarter	31.28	22.60	0.66
First Quarter	31.10	26.60	0.65
Year Ended December 31, 2003
Fourth Quarter	27.83	25.36	0.64
Third Quarter	27.96	21.61	0.63
Second Quarter	26.89	20.50	0.62
First Quarter	20.99	19.40	0.60
      On June 7, 2005, the last reported sale price of our Common Stock on the NYSE was $30.80 per share.
      To maintain our qualification as a REIT and to avoid taxation at the corporate level, we must distribute all or substantially all of our taxable income to our shareholders for each year (subject to certain adjustments). We have done this in the past and intend to continue to do so in the future. This will enable us to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code of 1986.
      We have not established a minimum distribution payment level and our ability to pay distributions may be adversely affected for the reasons described under the caption “Risk Factors” in the accompanying prospectus. All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, financial condition, maintenance of REIT status and such other factors as our Board of Directors may deem relevant from time to time.

CAPITALIZATION
(dollars in thousands, except per share data)
      The following table sets forth our capitalization as of March 31, 2005:

(i) on an actual basis;

(ii) as adjusted for our April 2005 offering of 25,000 shares of our Series C Preferred Stock at a net price per share of $24.2721 and our June 2005 offering of 2,200,000 shares of our Series C Preferred Stock at a net price per share of $24.2125 and the application of the net proceeds therefrom; and

(iii) as further adjusted to give effect to the sale of 4,000,000 shares of our Common Stock at a net price per share of $29.4140 and the application of the net proceeds of this offering as described under the caption “Use of Proceeds.”
      The information set forth in the following table should be read in conjunction with, and is qualified in its entirety by, the financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2004, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which are incorporated by reference into the accompanying prospectus.

	March 31, 2005

		As	As Further
Shareholders’ Equity:	Actual	Adjusted(1)	Adjusted(2)

8.00% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share; 2,300,000 shares authorized and 2,000,000 shares issued and outstanding on an actual basis and 7,230,000 shares authorized and 4,225,000 shares issued and outstanding on an as adjusted and as further adjusted basis	$48,344	$101,719	$101,719
Series B Cumulative Preferred Stock, par value $0.01 per share; 22,000 shares authorized; no shares issued and outstanding on an actual, as adjusted and as further adjusted basis	—	—	—
Common Stock, par value $0.01 per share; 497,678,000 shares authorized and 94,638,000 shares issued and outstanding on an actual basis; 492,748,000 shares authorized and 94,638,000 shares issued and outstanding on an as adjusted basis and 492,748,000 shares authorized and 98,638,000 shares issued and outstanding on an as further adjusted basis(3)	946	946	986
Additional paid-in capital and other	1,947,919	1,947,919	2,065,135
Accumulated other comprehensive loss	(37,777)	(37,777)	(37,777)
Retained earnings	73,849	73,849	73,849

Total shareholders’ equity	2,033,281	2,086,656	2,203,912

Total capitalization	$2,033,281	$2,086,656	$2,203,912

(1)	On April 19, 2005, we issued 25,000 shares of our Series C Preferred Stock pursuant to the exercise of the over-allotment option we had granted to underwriters in connection with the public offering of our Series C Preferred Stock in March 2005. On June 1, 2005, we issued 2,200,000 shares of our Series C Preferred Stock in a public offering.

(2)	After deducting estimated underwriting discounts and estimated offering expenses payable by us in this offering. Assumes (i) no exercise of the underwriters’ over-allotment option to purchase up to an additional 600,000 shares of our Common Stock; (ii) net proceeds per share, after deducting underwriting discounts and commissions, of $29.414 with respect to the shares offered in this offering; and (iii) approximate aggregate offering expenses of $400,000.

(3)	The share information excludes 1,391,920 shares of our Common Stock issued after March 31, 2005 pursuant to the DRSPP and (ii) 586,300 shares of our Common Stock issued after March 31, 2005 pursuant to the Sales Agreement.

MANAGER
      Pursuant to the Management Agreement, the Manager, subject to the supervision of our Board of Directors, is responsible for the management of our day-to-day operations. Subject to the limitations set forth below, we pay all our operating expenses except those that the Manager is specifically required to pay under the Management Agreement. The operating expenses that the Manager is required to pay include the compensation of personnel who are performing management services for the Manager and the cost of office space, equipment and other overhead-related expenses required in connection with those personnel providing management services for the Manager. The expenses that we are required to pay include costs incident to the acquisition, disposition, securitization and financing of mortgage loans, the compensation and expenses of operating personnel, marketing expenses, regular legal and auditing fees and expenses, the fees and expenses of our directors, the costs of printing and mailing proxies and reports to shareholders, the fees and expenses of our custodian and agent, if any, and the reimbursement of any obligation of the Manager for any New Mexico gross receipts tax liability. The Management Agreement, which has a 10-year term, will expire in July 2014.
      We pay the Manager an annual base management fee based on average historical equity, adjusted for liabilities that are not incurred to finance assets, monthly in arrears. The base management fee formula provides that the Manager earns 1.23% on the first $300 million of average historical equity, plus 0.93% on average historical equity above $300 million. The fee earned on average historical equity over $1.5 billion is limited to 0.82% with the fee decreasing an additional 0.05% for each additional $0.5 billion in average historical equity thereafter until reaching a fee of 0.67% on any average historical equity greater than $3.0 billion. The formula to calculate the base management fee is subject to an annual adjustment for changes in the consumer price index. The Manager is also entitled to earn performance-based incentive compensation for each quarter in an amount equal to 20% of our annualized net income before performance-based incentive compensation, above an annualized return on equity equal to the average 10-year U.S. Treasury Rate during that quarter plus 1%. Once the Manager has earned a performance fee of $30 million, the performance fee percentage of 20% is reduced by 1% for each additional $5 million earned in performance fees until reaching a performance fee percentage of 15% for any amount greater than $50 million. For purposes of the performance-based incentive compensation calculation, equity is generally defined as proceeds from issuance of Common Stock, before underwriters’ discounts and other costs of issuance, plus retained earnings. We believe that this organizational structure and compensation arrangement benefits our shareholders because it ties management compensation to return on equity and, in periods of low earnings, the Manager’s compensation is reduced, thereby lowering our operating expenses. For the quarter ended March 31, 2005, the Manager earned $4.7 million in base management fees and $10.0 million in performance-based incentive compensation, in accordance with the terms of the Management Agreement.
COMPLIANCE WITH REIT REQUIREMENTS AND INVESTMENT COMPANY ACT OF 1940
      We constantly monitor our portfolio of ARM assets and the income from such portfolio and from our hedging transactions, so as to ensure that at all times we maintain our qualification as a REIT and our exempt status under the Investment Company Act of 1940.
ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS
      This section supplements the discussion under the caption “Federal Income Tax Considerations” in the accompanying prospectus. The following discussion describes additional U.S. federal income tax considerations relating to the ownership of our Common Stock. Because this is a summary that is intended to address only U.S. federal income tax consequences generally relevant to all shareholders relating to the ownership of our Common Stock, it may not contain all the information that may be important to prospective investors.

      We urge prospective investors to consult their own tax advisors regarding the specific tax consequences to them of the acquisition, ownership and disposition of our Common Stock and of our election to be taxed as a REIT. Specifically, prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.
The American Jobs Creation Act
      The American Jobs Creation Act of 2004, or the “Act,” was enacted on October 22, 2004. The Act modifies the manner in which we apply the gross income and asset test requirements under the Code. (See the discussion under “Federal Income Tax Considerations — REIT Qualification Requirements” in the accompanying prospectus for a detailed discussion of these rules as applied prior to the Act.) With respect to the asset tests, the Act expands the types of securities that qualify as “straight debt” for purposes of 10% value limitation. The Act also clarifies that certain types of debt instruments, including loans to individuals or estates and securities of a REIT, are not “securities” for purposes of the 10% value limitation. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value limitation; (b) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (c) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. In the case of a REIT that is a partner in a partnership, Treasury regulations generally provide that the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interest in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, pursuant to the Act, solely for purposes of the 10% value test, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. With respect to the gross income tests, the Act provides that for our taxable years beginning on or after January 1, 2005, except to the extent provided by Treasury regulations, our income from certain hedging transactions entered into in the normal course of business that are clearly identified as hedges under Section 1221 of the Code, including gain from the sale or disposition of such a transaction, will be excluded from gross income for purposes of the 95% gross income test to the extent the transaction hedges any indebtedness incurred or to be incurred by the trust to acquire or carry real estate.
      The Act also sets forth rules that permit a REIT to avoid disqualification for de minimis failures (as defined in the Act) to satisfy the 5% and 10% limitations under the asset tests if the REIT either disposes of the assets within six months after the last day of the quarter in which the REIT identifies the failure (or such other time period prescribed by the Treasury), or otherwise meets the requirements of such asset tests by the end of such time period. In addition, if a REIT fails to meet any of the asset test requirements for a particular quarter, and the de minimis exception described above does not apply, the REIT may cure such failure if the failure was due to reasonable cause and not to willful neglect, the REIT identifies such failure to the IRS and disposes of the assets that caused the failure within 6 months after the last day of the quarter in which the identification occurred, and the REIT pays a tax with respect to the failure equal to the greater of (i) $50,000, or (ii) an amount determined (pursuant to Treasury regulations) by multiplying the highest rate of tax for corporations under Section 11 of the Code, by the net income generated by the assets for the period beginning on the first date of the failure and ending on the date the REIT has disposed of the assets (or otherwise satisfies the requirements). In addition to the foregoing, the Act also provides that if a REIT fails to satisfy one or more requirements for REIT qualification, other than by reason of a failure to comply with the provisions of the reasonable cause exception to the gross income tests and the provisions described above with respect to failure to comply with the asset tests, the REIT may retain its REIT qualification if the failures are due to reasonable cause and not willful neglect, and if the REIT pays a penalty of $50,000 for each such failure. The provisions described in this paragraph will only apply to our taxable years beginning on or after January 1, 2005.
Our Qualification as a REIT
      Our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the Code. A summary of certain U.S. federal income tax considerations relating to our election to be taxed as a REIT is provided in the accompanying prospectus. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. No assurance can be given that the actual results of our operation for any particular tax year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “Federal Income Tax Considerations — Failure to Qualify” in the accompanying prospectus.
Dividends
      As long as we qualify to be taxed as a REIT, distributions made to our shareholders out of current or accumulated earnings and profits will be treated as dividends under the Code and thus taxed to them as ordinary income, except that distributions of net capital gains designated by us as capital gain dividends will be taxed to them as long-term capital gain. To the extent that distributions exceed current and accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the shareholder’s stock with respect to which the distributions are paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of that stock. For purposes of determining whether distributions are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred stock and then to our Common Stock.
      Dividends paid by regular C corporations to shareholders other than corporations are generally taxed at the rate applicable to long-term capital gains, which is a maximum of 15% (through 2008), subject to certain limitations. Because we are a REIT, however, our dividends, other than those designated as capital gains dividends, generally will continue to be taxed at regular ordinary income tax rates, except in limited circumstances that we do not contemplate.
Partnerships
      If an entity treated as a partnership for U.S. federal income tax purposes holds shares of our Common Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If any prospective investor is a partner of a partnership holding shares of our Common Stock, such prospective investor should consult their tax advisor regarding the tax consequences of the ownership and disposition of our Common Stock.
Possible Legislative or Other Actions Affecting Tax Considerations
      Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our Common Stock.

UNDERWRITING
      Citigroup Global Markets Inc., or “Citigroup,” is acting as sole book-running manager of the offering and is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Underwriter	Shares

Citigroup Global Markets Inc.	1,600,000
A.G. Edwards & Sons, Inc.	1,000,000
Piper Jaffray & Co.	600,000
RBC Capital Markets Corporation	600,000
Flagstone Securities LLC	200,000

Total	4,000,000
      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.
      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $0.8316 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.1000 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 600,000 additional shares of Common Stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.
      We and our directors and executive officers have agreed that, subject to certain exceptions specified in the underwriting agreement, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our Common Stock or any securities convertible into or exchangeable for our Common Stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.
      The Common Stock is listed on the NYSE under the symbol “TMA”.
      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Common Stock.

	Paid by Us

	No Exercise	Full Exercise

Per share	$1.386	$1.386
Total	$5,544,000	$6,375,600
      In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Common Stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the Common Stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Common Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.
      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.
      Any of these activities may have the effect of preventing or retarding a decline in the market price of the Common Stock. They may also cause the price of the Common Stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
      We estimate that the total expenses of this offering will be $400,000.
      The underwriters have performed investment banking and advisory services for us, from time to time, for which they have received customary fees and expenses. The underwriters may, from time to time, engage transactions with and perform services for us in the ordinary course of their business.
      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.
LEGAL MATTERS
      The legality of the shares of our Common Stock will be passed upon for us by Dechert LLP, Newport Beach, California. Michael Jeffers, our Secretary, is counsel to that firm and, as of June 3, 2005, owns 59,666 shares of our Common Stock, dividend equivalent rights for 63,671 shares of Common Stock and phantom stock rights for 34,739 shares of Common Stock and owns a 1% equity interest in the Manager. Certain legal matters relating to this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
      The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS
$750,000,000
Thornburg Mortgage, Inc.
Common Stock, Preferred Stock, Warrants and Debt Securities

        By this prospectus, we may offer, from time to time:

•	shares of our common stock;

•	shares of our preferred stock;

•	warrants to purchase shares of our common stock or preferred stock;

•	debt securities; or

•	any combination of the foregoing.
      We will provide the specific terms of each issuance of these securities in supplements to this prospectus at the time of the offering of the securities. You should read this prospectus and any supplement carefully before you decide to invest.
      This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.
      The New York Stock Exchange lists our common stock under the symbol “TMA.”
      To ensure that we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of our capital stock, unless our Board of Directors waives this limitation.
      Consider carefully the Risk Factors beginning on page 8 of this prospectus.
      We may sell these securities to or through underwriters, dealers or agents, or directly to investors on our own behalf.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is January 21, 2004

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this process, we may offer and sell any combination of common stock, preferred stock, warrants to purchase common stock or preferred stock, and debt securities in one or more offerings for total proceeds of up to $750,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information with respect to the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. It is important for you to consider the information contained in this prospectus, including the documents incorporated by reference herein, and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.” Unless the context otherwise requires, all references to “we,” “us” or the “Company” in this prospectus and any accompanying prospectus supplement refers to Thornburg Mortgage, Inc. and its subsidiaries.
FORWARD-LOOKING STATEMENTS
      This prospectus contains or incorporates by reference certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are based on our current expectations, estimates and projections. Pursuant to those sections, we may obtain a “safe harbor” for forward-looking statements by identifying those statements and by accompanying those statements with cautionary statements, which identify factors that could cause actual results to differ from those expressed in the forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “believe,” “anticipate,” “intend,” “aim,” “expect,” “will,” and similar words identify forward-looking statements. Such statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections.
      Important factors that may impact our actual results or may cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf include, but are not limited to, changes in interest rates, changes in yields available for purchase on adjustable and variable rate mortgage assets, changes in the yield curve, changes in prepayment rates, changes in the supply of mortgage-backed securities and loans, our ability to obtain financing and the terms of any financing that we do obtain. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors.” We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which we may make to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.
ABOUT THORNBURG MORTGAGE, INC.
General
      We are a single-family residential mortgage lender that originates, acquires and retains investments in adjustable and variable rate mortgage (“ARM”) assets, thereby providing capital to the single-family residential housing market. Our ARM assets are comprised of traditional ARM securities and loans, which have interest rates that reprice in a year or less (“Traditional ARM assets”) and hybrid ARM securities and loans, which have a fixed interest rate for an initial period of three to ten years before converting to Traditional ARM assets for their remaining terms to maturity (“Hybrid ARM assets”). Like traditional banking organizations, our income is generated primarily from the net spread or difference between the interest income we earn on our ARM assets and the cost of our borrowings. Our strategy is to maximize the long-term, sustainable difference between the yield on our investments and the cost of financing these assets, and to maintain that difference through interest rate and credit cycles.

      While we are not a bank or savings and loan institution, our business purpose, strategy, method of operation and risk profile are best understood in comparison to such institutions. We finance the purchases and originations of our ARM assets with equity capital and borrowings such as reverse repurchase agreements, whole loan financing facilities, floating rate long-term collateralized debt obligations (“CDOs”) and other collateralized or unsecured financings that we may establish with approved institutional lenders. We have a policy to operate with an Adjusted Equity-to-Assets ratio of at least 8%. For purposes of applying this ratio, our Adjusted Equity-to-Assets ratio excludes other comprehensive income (loss) and assets financed with CDOs and the related equity and includes senior notes as an addition to equity. This is a non-GAAP measurement that we use to limit the amount of assets we carry relative to the amount of equity on our balance sheet. Since all of the assets we hold are ARM assets and we pursue a matched funding strategy, we believe our exposure to changes in interest rates can be prudently managed. Moreover, we focus on acquiring primarily high quality assets to ensure our access to financing. Similarly, we maintain strict credit underwriting standards and, as of the date of this prospectus, have experienced minimal credit losses over the last six years. Our low cost operating structure has resulted in operating costs well below those of other mortgage originators. We believe that our corporate structure differs from most lending institutions in that we are organized for tax purposes as a real estate investment trust (“REIT”) and, therefore, pay substantially all of our earnings in the form of dividends to shareholders without paying federal or state income tax at the corporate level.
      We have five qualified REIT subsidiaries, all of which are consolidated in our financial statements and federal and state income tax returns. Two of these subsidiaries, Thornburg Mortgage Funding Corporation and Thornburg Mortgage Acceptance Corporation, were created to facilitate financing of our mortgage loan assets. Thornburg Mortgage Home Loans, Inc. (“TMHL”), our wholly owned mortgage-banking subsidiary, conducts our mortgage loan acquisition, origination, processing, underwriting, securitization and servicing activities. TMHL’s two wholly owned special purpose subsidiaries, Thornburg Mortgage Funding Corporation II and Thornburg Mortgage Acceptance Corporation II, facilitate the financing of loans by TMHL.
      We are an externally advised REIT and are managed under a management agreement (the “Management Agreement”) with Thornburg Mortgage Advisory Corporation (the “Manager”) which manages our operations, subject to the supervision of our Board of Directors. We pay the Manager an annual base management fee generally based on average shareholders’ equity (as defined in the Management Agreement). The Manager is also entitled to earn performance-based incentive compensation pursuant to a formula described in the Management Agreement. The Management Agreement expires on July 15, 2009.
      Our principal executive offices are located at 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501 and our telephone number is (505) 989-1900.
      Our internet website address is www.thornburgmortgage.com. The information on our website is not considered part of this prospectus. We make available free of charge, through our website, our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and any amendments to those reports that we file or furnish pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.
      You may also find our Code of Business Conduct and Ethics, Corporate Governance Guidelines and the charters of the Audit Committee, Nominating/ Corporate Governance Committee and Compensation Committee of our Board of Directors at our website. These documents are also available in print to any shareholder who requests them by contacting us at the address or telephone number listed above.
Common Stock Listing
      Our common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “TMA.”

Operating Policies and Strategies
Portfolio Strategies. Our business strategy is to acquire and originate ARM assets to hold in our portfolio, fund them using equity capital and borrowed funds, and generate earnings from the difference, or spread, between the yield on our assets and our cost of borrowing. We originate ARM loans for our portfolio through our correspondent lending program and we originate loans direct to consumers through TMHL. Additionally, we acquire ARM assets by purchasing ARM securities or large packages of ARM loans that other mortgage lending institutions have originated and serviced. We believe that diversifying our sources for ARM loans and ARM securities will enable us to consistently find attractive opportunities to acquire or create high quality assets at attractive yields and spreads for our portfolio.
      We also acquire ARM assets from investment banking firms, broker-dealers and similar financial institutions that regularly make markets in these assets. We also acquire ARM assets from other mortgage suppliers, including mortgage bankers, banks, savings and loan institutions, investment banking firms, home builders and other firms involved in originating, packaging and selling mortgage loans. We believe we have a competitive advantage in the acquisition and investment of these mortgage securities and loans due to the low cost of our operations relative to traditional mortgage investors, such as banks and savings and loan institutions.
      We have a focused portfolio lending investment policy designed to minimize credit risk and interest rate risk. Our mortgage assets portfolio may consist of ARM pass-through securities guaranteed by an agency of the federal government (“Ginnie Mae”), a government-sponsored corporation or federally-chartered corporation (“Fannie Mae” or “Freddie Mac”) (collectively, “Agency Securities”), or privately issued (generally publicly registered) ARM pass-through securities, multi-class pass-through securities, floating rate classes of collateralized mortgage obligations (“CMOs”), ARM loans, fixed rate mortgage-backed securities (“MBS”) with an expected duration of one year or less or short-term investments that either mature within one year or have an interest rate that reprices within one year.
      Our ARM assets also include investments in Hybrid ARM assets. The limitation on our ownership of Hybrid ARM assets with fixed rate periods of greater than five years is 20% of our total assets. We also have a policy to maintain a net duration of one year or less on our Hybrid ARM assets (including commitments to purchase Hybrid ARM assets), related borrowings and Hybrid Hedging Instruments. We use interest rate swap agreements (“Swap Agreements”), interest rate cap agreements (“Cap Agreements”) and Eurodollar futures contracts (“Eurodollar Transactions”) (collectively, “Hybrid Hedging Instruments”) as hedges to fix the maximum interest rates on our short-term borrowing costs and to manage our interest rate risk exposure on our CDOs.
      Our investment policy requires that we invest at least 70% of total assets in High Quality ARM assets and short-term investments. High Quality means:

•	Agency Securities; or

•	securities and securitized loans which are rated within one of the two highest rating categories by at least one of either Standard & Poor’s Corporation or Moody’s Investors Service, Inc. (the “Rating Agencies”); or

•	securities and securitized loans that are unrated or whose ratings have not been updated but are determined to be of comparable quality (by the rating standards of at least one of the Rating Agencies) to a High Quality rated mortgage security, as determined by the Manager and approved by our Board of Directors; or

•	the portion of ARM loans that have been deposited into a trust and have received a credit rating of AA or better from at least one Rating Agency.

      The remainder of our ARM portfolio, comprising not more than 30% of total assets, may consist of Other Investment assets, which may include:

•	adjustable or variable rate pass-through certificates, multi-class pass-through certificates or CMOs backed by loans on single-family, multi-family, commercial or other real estate-related properties so long as they are rated at least Investment Grade at the time of purchase (“Investment Grade” generally means a security rating of BBB or Baa or better by at least one of the Rating Agencies); or

•	ARM loans collateralized by first liens on single-family residential properties, generally underwritten to “A” quality standards, and acquired for the purpose of future securitization; or

•	fixed rate mortgage loans collateralized by first liens on single-family residential properties originated for sale to third parties; or

•	real estate properties acquired as a result of foreclosing on our ARM loans; or

•	as authorized by our Board of Directors, ARM securities rated less than Investment Grade that are created as a result of our loan acquisition and securitization efforts or are acquired as part of a loan securitization effected by third parties in which we purchase all of the classes of the loan securitization, and that equal an amount no greater than 17.5% of shareholders’ equity, measured on a historical cost basis.
      To mitigate the adverse effect of an increase in prepayments on our ARM assets, we emphasize the purchase of ARM assets at prices close to or below par. We amortize any premiums paid for our assets over their expected lives using the effective yield method of accounting. To the extent that the prepayment rate on our ARM assets differs from expectations, our net interest income will be affected. Prepayments generally increase when mortgage interest rates fall below the interest rates on ARM loans. To the extent there is an increase in prepayment rates, resulting in a shortening of the expected lives of our ARM assets, our net income and, therefore, the amount available for dividends could be adversely affected.
      We believe that our status as a mortgage REIT makes an investment in our equity securities attractive for tax-exempt investors, such as pension plans, profit sharing plans, 401(k) plans, Keogh plans and Individual Retirement Accounts. We do not invest in real estate mortgage investment conduit (“REMIC”) residuals or other CMO residuals that would result in the creation of excess inclusion income or unrelated business taxable income.
Acquisition, Securitization and Retention of Traditional ARM and Hybrid ARM Loans. We acquire and originate high quality mortgage loans through TMHL from three sources: (i) correspondent lending, (ii) direct retail loan originations, and (iii) bulk acquisitions. Correspondent lending involves acquiring individual loans from correspondent lenders who are approved by the Company and who originate the individual loans using our underwriting criteria and guidelines, or criteria and guidelines that we have approved. We also underwrite each correspondent loan prior to purchase. Direct retail loan originations are loans that we originate through retail channels. Bulk acquisitions involve acquiring pools of whole loans, which are originated using the seller’s guidelines and underwriting criteria. Prior to purchasing a bulk pool, we review the underwriting on all of or a selected sample of the loans in the pool, depending on the size of the loan pool. The loans we acquire or originate are financed through warehouse borrowing arrangements and securitized for our portfolio.
      The loans acquired or originated by TMHL are first lien, single-family residential Traditional ARM and Hybrid ARM loans with original terms to maturity of not more than forty years and are either fully amortizing or are interest-only up to ten years, and fully amortizing thereafter.
      All ARM loans that we acquire for our portfolio bear an interest rate tied to an interest rate index. Most loans have periodic and lifetime constraints on how much the loan interest rate can change on any predetermined interest rate reset date. The interest rate on each Traditional ARM loan resets monthly, semi-annually or annually. The Traditional ARM loans generally adjust to a margin over a U.S. Treasury index or a LIBOR index. The Hybrid ARM loans have a fixed rate for an initial period, generally 3 to 10 years, and then convert to Traditional ARM loans for their remaining term to maturity.

      We acquire ARM loans for our portfolio with the intention of securitizing them into pools of High Quality ARM securities and retaining them in our portfolio as securitized ARM loans. Alternatively, we may also use our loans as collateral for long-term debt financings. In order to facilitate the securitization or financing of our loans, we generally create subordinate certificates, which provide a specified amount of credit enhancement. Upon securitization, we retain the securitized ARM loans, including the subordinate certificates, and either finance them in the repurchase agreement market or through the issuance of collateralized long-term debt in the capital markets. Our investment policy limits the amount we may retain of these below Investment Grade subordinate certificates, and subordinate classes that we purchase in connection with a whole pool securitization effected by third parties, to 17.5% of shareholders’ equity, measured on a historical cost basis.
      We believe the acquisition and origination of ARM loans for securitization benefits us by providing: (i) greater control over the quality and types of ARM assets acquired; (ii) the ability to acquire ARM assets at lower prices, so that the amount of the premium to be amortized will be reduced in the event of prepayment; (iii) additional sources of new whole-pool ARM assets; and (iv) generally higher yielding investments in our portfolio.
      We offer a loan modification program on all loans we originate and certain loans we acquire. We believe this program promotes customer retention and reduces loan prepayments. Under the terms of this program, a borrower pays a fee to modify the mortgage loan to any then-available hybrid or adjustable-rate product that we offer at the offered retail interest rate plus 1/8%.
Financing Strategies. We finance our ARM assets using equity capital, borrowings such as reverse repurchase agreements, warehouse lines of credit, CDOs and other collateralized or unsecured financings that we may establish with approved institutional lenders. Our Board policy requires that we maintain an Adjusted Equity-to-Assets ratio, as described above, of a minimum of 8%. This ratio may vary from time to time depending upon market conditions and other factors that our management deems relevant, but cannot fall below 8%. Our Adjusted Equity-to-Assets ratio represents the long-term capital supporting our recourse or marginable debt.
      We borrow primarily at short-term interest rates and in the form of reverse repurchase agreements using our ARM securities and securitized ARM loans as collateral. Reverse repurchase agreements involve a simultaneous sale of pledged assets to a lender at an agreed-upon price in return for the lender’s agreement to resell the same assets back to us at a future date (the maturity of the borrowing) at a higher price. The price difference is the cost of borrowing under these agreements. We generally enter into two types of reverse repurchase agreements: variable rate term reverse repurchase agreements and fixed rate reverse repurchase agreements. Variable rate term reverse repurchase agreements are financings with original maturities ranging from two to 25 months. The interest rates on these variable rate term reverse repurchase agreements are indexed to either the one-month or three-month LIBOR rate, and reprice accordingly. The fixed rate reverse repurchase agreements have original maturities generally ranging from 30 to 180 days. Generally, upon repayment of each reverse repurchase agreement, we immediately pledge the ARM assets used to collateralize the financing to secure a new reverse repurchase agreement.
      We have also financed our ARM assets by issuing floating-rate CDOs in the capital markets, which are collateralized by ARM loans that are placed in a trust. The trust pays the principal and interest payments on the debt out of the cash flows received on the collateral. We receive any excess of the interest income generated by the pledged collateral over the debt service on the CDOs. This structure enables us to make more efficient use of our capital because the capital requirement to support these financings is less than the amount required to support the same amount of financings in the reverse repurchase agreement market and these transactions represent permanent, non-recourse financing of these loans and are not subject to margin calls.
      We also enter into financing facilities for whole loans. A whole loan is the actual mortgage loan evidenced by a note and secured by a mortgage or deed of trust. We use these credit lines to finance our acquisition of whole loans while we are accumulating loans for securitization.

Hedging Strategies. We attempt to mitigate our interest rate risk by funding our ARM assets with borrowings whose maturities approximately match the interest rate adjustment periods on our ARM assets. Accordingly, some of our borrowings have variable interest rates or short term fixed maturities (one year or less) because some of our ARM assets are Traditional ARM assets, which have interest rates that adjust within one year. However, the majority of our portfolio is comprised of Hybrid ARM assets, which have fixed interest rate periods of 3 to 10 years. We utilize Hybrid Hedging Instruments to, in effect, fix the interest rate on our borrowings such that the net duration of our Hybrid ARM assets, related borrowings and Hybrid Hedging Instruments is no more than one year. A lower duration indicates a lower expected volatility of earnings given future changes in interest rates. When we enter into a Swap Agreement, we agree to pay a fixed rate of interest and to receive a variable interest rate, generally based on LIBOR. We also enter into Eurodollar Transactions in order to fix the interest rate changes on our forecasted three-month LIBOR based liabilities. We purchase Cap Agreements by incurring a one-time fee or premium. Pursuant to the terms of the Cap Agreements, we will receive cash payments if the interest rate index specified in any such Cap Agreement increases above contractually specified levels. Therefore, such Cap Agreements have the effect of capping the interest rate on a portion of our borrowings, above a level specified by the Cap Agreement. The notional balances of the Hybrid Hedging Instruments generally decline over the life of these instruments.
      In general, our Traditional ARM assets have a maximum lifetime interest rate cap, or ceiling, meaning that each ARM asset contains a contractual maximum interest rate. Since our borrowings are not subject to equivalent interest rate caps, we have also entered into Cap Agreements, so that the net margin on our Traditional ARM assets with maximum lifetime interest rate caps will be protected in high interest rate environments. These Cap Agreements are referred to as “Life Cap Hedging Instruments.” Pursuant to the terms of these Life Cap Hedging Instruments owned as of the date of this prospectus, we will receive cash payments if the applicable index, generally the three-month or six-month LIBOR index, increases above contractually specified levels. The fair value of these Cap Agreements generally increases when general market interest rates increase and decreases when market interest rates decrease, helping to partially offset changes in the fair value of our ARM assets related to the effect of the lifetime interest rate cap. We are not currently purchasing Life Cap Hedging Instruments because the current interest rate environment is significantly lower than the contractual life caps on our ARM assets.
      In addition, some Traditional ARM assets are subject to periodic caps. Periodic caps generally limit the maximum interest rate coupon change on any interest rate coupon adjustment date to either a maximum of 1.00% per semiannual adjustment or 2.00% per annual adjustment. The borrowings that we incur do not have similar periodic caps. However, we believe the impact of the periodic caps is somewhat mitigated because we own our ARM assets at a net price above par and, therefore, the yield on our ARM assets can change by an amount greater than the associated periodic cap due to changes in the amortization of the net price above par. Further, the contractual future interest rate adjustments on the ARM assets will cause their interest rates to increase over time and reestablish the ARM assets’ interest rate to a spread over the then current index rate. Our Hybrid ARM assets are also subject to periodic caps at each interest rate coupon adjustment date. Generally, at the initial interest rate adjustment date, the minimum interest rate adjustment is 2% to 6% over the initial interest rate, with a weighted average of 4.5%. Thereafter, the cap structure on the Hybrid ARM assets resembles that of the Traditional ARM assets described above.
      We may enter into other hedging-type transactions designed to protect our borrowing costs or portfolio yields from interest rate changes. We may also purchase “interest-only” mortgage derivative assets or other mortgage derivative products for purposes of mitigating risk from interest rate changes, although we have not, to date, entered into these types of transactions. We may also use, from time to time, futures contracts and options on futures contracts on the Eurodollar, Federal Funds, Treasury bills and Treasury notes and similar financial instruments to mitigate risk from changing interest rates.

      The hedging transactions that we currently use generally are designed to protect our net interest income during periods of changing market interest rates. We do not hedge for speculative purposes. Further, no hedging strategy can completely insulate us from risk, and certain of the federal income tax requirements that we must satisfy to qualify as a REIT may limit our ability to hedge, particularly with respect to hedging against periodic cap risk. We carefully monitor and may have to limit our hedging strategies to ensure that we do not realize excessive hedging income or hold hedging assets having excess value in relation to total assets.

RISK FACTORS
      The following is a summary of the risk factors that we currently believe are important and that could cause our results to differ from expectations. This is not an exhaustive list; other factors not listed here could be material to our results.
      We can provide no assurance with respect to projections or forward-looking statements made by us or by others on our behalf with respect to our future results. Any one of the factors listed here, or other factors not so listed, could cause actual results to differ materially from expectations. It is not possible to accurately project future trends with respect to these factors, to project which factors will be most important in determining our results, or to project what our future results will be. Before making an investment decision you should carefully consider all of the risks described in this prospectus and in any prospectus supplement.
ARM yields change as short-term interest rates change.

•	In low short-term interest rate environments, the yields on our ARM assets will be low, reducing our return on equity.

•	We own ARM assets tied to various interest rate indices. If the interest rate indices applicable to our ARM assets change independently of other market interest rates, our ARM yields, spreads and earnings may be adversely affected.

•	We own ARM assets with various repricing or interest rate adjustment frequencies. The yields on these assets also may respond to changes in their underlying indices on a delayed basis due to borrower notification requirements. As a result, our yields and earnings on these assets could be temporarily below our longer term expectations.

•	Increases in interest rates may result in a decline in the fair value of our ARM assets. A decrease in the fair value of our ARM securities will result in a reduction of our book value due to the accounting rules that we follow.
We borrow money to fund the purchase of additional ARM assets. A significant contributor to our earnings is the interest margin between the yield on our ARM assets and the cost of our borrowings.

•	All of the risks highlighted above could be magnified because we use borrowed funds to acquire additional ARM assets for our portfolio.

•	Our ability to borrow and our cost of borrowing could be adversely affected by deterioration in the quality or fair value of our ARM assets or by general availability of credit in the mortgage market.

•	We borrow funds based on the fair value of our ARM assets less a margin amount. If either the fair value of our ARM assets declines, or our margin requirements increase, we could be subject to margin calls that would require us to either pledge additional ARM assets as collateral or reduce our borrowings. If we did not have sufficient unpledged assets or liquidity to meet these requirements, we may need to sell assets under adverse market conditions to satisfy our lenders.

•	Our borrowings are tied primarily to the LIBOR interest rates, while our assets are indexed to LIBOR and other various interest rate indices. If these other short-term indices move differently than LIBOR, our earnings could be adversely affected to the extent of the difference.

•	The interest rate adjustment or repricing characteristics of our ARM assets and borrowings may not be perfectly matched. Rising interest rates could adversely affect our earnings and dividends if the interest payments that we must make on our borrowings rise faster than the interest payments we earn on our ARM assets. Declining interest rates could adversely affect our earnings and dividends if the interest payments we receive on our ARM assets decline more quickly than the interest payments that we must make on our borrowings. In general, our borrowings adjust more frequently than the interest rates on our ARM assets.

•	Some of our ARM assets have caps that limit the amount that the interest rate can change for a given change in an underlying index. Our borrowings do not have similar limitations. If the interest rate change on our ARM assets is limited while the interest rates on our borrowings increase, our portfolio margins and earnings may be adversely affected.

•	We employ various hedging and funding strategies to minimize the adverse impact that changing interest rates might have on our earnings, but our strategies may prove to be less effective in practice than we anticipate, or our ability to use such strategies may be limited due to our need to comply with federal income tax requirements that are necessary to preserve our REIT status.

•	The fair value of the hedging instruments that we use to manage our interest rate risk may decline during periods of declining interest rates, adversely affecting our book value because of the accounting rules that we follow.
Our mortgage assets may be prepaid at any time at the borrower’s option.

•	Mortgage prepayment rates typically rise during falling interest rate environments. If mortgages prepay, the prepayment proceeds may be invested in lower yielding assets, thus reducing earnings.

•	Mortgage prepayment rates typically fall during rising interest rate environments. If mortgages do not prepay, we would have less cash flow to use to purchase new mortgage assets in a higher interest rate environment, potentially adversely affecting earnings.

•	We purchase and originate ARM assets at prices greater than par. We amortize the premiums over the expected life of the ARM asset. To the extent that we have purchased such assets, our yields, spreads and earnings could be adversely affected if mortgage prepayment rates are greater than anticipated at the time of acquisition because we would have to amortize the premiums at a faster rate.
We acquire Hybrid ARM assets that have fixed interest rate periods.

•	A decline in interest rates may result in an increase in prepayment of our Hybrid ARM assets, which could cause the amount of our fixed rate financing to increase relative to the total amount of our Hybrid ARM assets. This may result in a decline in our net spread on Hybrid ARM assets as replacement Hybrid ARM assets may have a lower yield than the assets that are paying off.

•	An increase in interest rates may result in a decline in prepayment of our Hybrid ARM assets, requiring us to finance a greater amount of Hybrid ARM assets than originally anticipated at a time when interest rates may be higher, which would result in a decline in our net spread on Hybrid ARM assets.

•	We typically do not borrow fixed rate funds to cover the last year of the fixed rate period of our Hybrid ARM assets because, at that point, the next repricing period is within one year which is consistent with our investment policy of investing in ARM assets that reprice within one year or less. As a result, higher short-term interest rate borrowings that we acquire to finance the remaining year of the fixed rate period of our Hybrid ARM assets could adversely affect our portfolio margins and earnings due to a reduced net interest margin.
We originate and acquire ARM loans and securities and have risk of loss due to mortgage loan defaults.

•	The ability of our borrowers to make timely principal and interest payments could be adversely affected by a rise in interest rates, a recession, declining real estate property values or other economic events, resulting in losses to us.

•	If a borrower defaults on a mortgage loan that we own and if the liquidation proceeds from the sale of the property do not cover our loan amount and our legal, broker and selling costs, we would experience a loss.

•	We bear the risk of loss on loans we have originated or acquired due to hazard losses such as earthquakes, floods, fires or similar hazards, unless the homeowner had insurance for such hazards.

•	We could experience losses if we fail to detect that a borrower has misrepresented its financial situation, or that an appraisal misrepresented the value of the property collateralizing our loan.

•	We purchase ARM securities that have various degrees of third-party credit protection and are rated at least Investment Grade at the time of purchase. It is possible that default and loan loss experience on the underlying securitized loans could exceed any credit enhancement, subjecting us to risk of loss.
Our expansion into mortgage loan origination may not be successful.

•	We rely on third-party providers who specialize in the underwriting, processing, servicing and closing of mortgage loans. We are dependent upon the availability and quality of the performance of such providers and we cannot guarantee that they will successfully perform the services for which we engage them.

•	As a mortgage lender, we are subject to changes in consumer and real estate-related laws and regulations that could subject us to lawsuits or adversely affect our profitability or ability to remain competitive.

•	We must comply with the applicable licensing and other regulatory requirements of each jurisdiction in which we are authorized to lend. We are subject to examination by each such jurisdiction, and if it is determined that we are not in compliance with the applicable requirements, we may be fined and our license to lend may be suspended or revoked.

•	We are competing for mortgage loans against much larger, better-known mortgage originators that could affect our ability to acquire or originate ARM assets at attractive yields and spreads.

•	ARM assets may not always be readily available for purchase or origination in the marketplace at attractive yields because their availability is somewhat dependent on the relationship between 30-year fixed rate mortgage rates and ARM rates.
Our REIT tax status creates certain risks.

•	The requirements to qualify for REIT tax status are complex and technical, and we may not be able to qualify for reasons beyond our control. Even though we currently exceed all of the requirements for qualifying, a failure to qualify as a REIT could subject our earnings to taxation at regular corporate rates, thereby reducing the amount of money available for distributions to our shareholders and for payment of principal and interest on debt securities.

•	The REIT tax rules require that we distribute the majority of our earnings as dividends, leaving us limited ability to maintain our future dividend payments if our earnings decline.

•	Because we must distribute the majority of our earnings to shareholders in the form of dividends, we have a limited amount of capital available to internally fund our growth.

•	Additionally, because we cannot retain earnings to grow, we must issue additional shares of stock to grow, which could result in the dilution of our outstanding stock and an accompanying decrease in its market price.

•	Changes in tax laws related to REIT qualifications or taxation of dividends could adversely affect us. The Jobs and Growth Tax Relief Reconciliation Act of 2003, or the “Act,” was approved by Congress on May 23, 2003, and signed by President Bush on May 28, 2003. The Act provides for a maximum 15% tax rate on certain dividends and long-term capital gains in the hands of non-corporate taxpayers through 2008. Generally, because REITs do not pay tax at the corporate level, ordinary REIT dividends are not eligible for the new rates under the Act. The new law could decrease the investment attraction of a REIT relative to that of a regular C corporation. Like most mortgage REITs, we do not expect to distribute a material amount of capital gain dividends. It is not possible to predict the effects that the new law may have on the value of our capital stock.

The loss of the Investment Company Act exemption could adversely affect us.

•	We conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended. If we were to become regulated as an investment company, we would not be able to operate as we currently do.
We are dependent on certain key personnel.

•	The loss of the services of certain officers and key employees could have an adverse effect on our operations.
Some of our directors and officers have ownership interests in the Manager, which may create conflicts of interest.

•	The Manager is entitled to receive performance-based compensation based on our annualized return on equity. Undue emphasis placed on maximization of our short-term return on equity at the expense of other criteria could result in increased risk to our long-term return on equity.
We may change our policies without shareholder approval.

•	Our Board of Directors establishes all of our operating policies, including our investment, financing and dividend policies. The Board of Directors has the ability and authority to revise or amend those policies without shareholder approval.

USE OF PROCEEDS
      Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus and the related accompanying prospectus supplement for general corporate purposes. The primary purpose for which we will use such proceeds is the acquisition of ARM assets. We may also use the proceeds for other general corporate purposes such as repayment of maturing obligations, redemption of outstanding indebtedness, financing the acquisition of assets other than ARM assets, capital expenditures and working capital. Pending any such uses, we may invest the net proceeds from the sale of any securities or may use them to reduce short term indebtedness.
RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends for the periods shown:

	Nine Months
	Ended		For the Years Ended December 31,
	September 30,
	2003		2002		2001		2000		1999		1998

Ratio of earnings to fixed charges	1.52	x	1.49	x	1.29	x	1.12	x	1.11	x	1.09	x
Ratio of earnings to combined fixed charges and preferred stock dividends	1.50	x	1.45	x	1.25	x	1.09	x	1.08	x	1.06	x
      The ratios of earnings to fixed charges were computed by dividing earnings as adjusted by fixed charges. The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings as adjusted by fixed charges and preferred stock dividends. For these purposes, earnings consist of net income from continuing operations and fixed charges. Fixed charges consist of interest expense, including the amortization of capitalized issuance costs relating to indebtedness.
DESCRIPTION OF DEBT SECURITIES
      We may offer debt securities pursuant to the Indenture and the Supplemental Indenture that we have entered into with Deutsche Bank Trust Company Americas, as trustee (included as exhibits to the registration statement of which this prospectus is a part). We may also offer debt securities pursuant to an indenture to be entered into with a different trustee named therein. Any indenture pursuant to which we issue debt securities will be qualified under and governed by the Trust Indenture Act of 1939, as amended.
      We will have the ability to issue an unlimited amount of debt securities under any indenture. However, certain of our existing or future debt agreements may limit the amount of debt securities we may issue. We will be able to issue debt securities from time to time and in one or more series as determined by us. In addition, we will be able to issue debt securities of any series with terms different from the terms of debt securities of any other series and the terms of particular debt securities within any series may differ from each other. We will also have the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of that series in an aggregate principal amount determined by us.
      The debt securities will be our senior and unsecured obligations. Creditors of our existing and future secured debt will have priority in right of payment over holders of the debt securities with respect to our assets that secure such indebtedness. In addition, a portion of our assets are owned through our subsidiaries which have debt or other liabilities of their own which will be structurally senior to the debt securities. None of our subsidiaries will have any obligations with respect to the debt securities. Therefore, liabilities of our subsidiaries will be prior in right of payment to the debt securities with regard to the assets of those subsidiaries.
      The following is a summary of the terms and provisions included in the Indenture we entered into with Deutsche Bank Trust Company Americas, as trustee, as well as the general terms and provisions that we anticipate would be included in any other indenture pursuant to which we may offer debt securities in a prospectus supplement. A form of such other indenture is filed as an exhibit to the registration statement of which this prospectus is a part. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general terms and provisions may not apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus. The following summary does not purport to be complete or restate any such indenture in its entirety and is subject to, and qualified in its entirety by reference to, all provisions of any such indenture (and any amendments or supplements we may enter into from time to time which are permitted under any such indenture) and the specific debt securities. We urge you to read the indenture applicable to a particular series of debt securities because it, and not this description, defines your rights as the holders of the debt securities.
General
      Each prospectus supplement will describe the following terms, as applicable, relating to the specific series of debt securities being offered:

•	the title of the securities;

•	any limit upon the aggregate principal amount of securities which may be issued;

•	the date or dates on which the securities will mature and the amounts to be paid upon maturity of the securities;

•	the rate or rates (which may be fixed or variable) at which the securities will bear interest, if any, the dates from which interest will accrue, the dates on which interest will be payable and the record date for the interest payable on any interest payment date;

•	the currency or currencies in which principal, premium, if any, and interest, if any, on the securities will be payable;

•	the place or places where principal of, premium, if any, and interest, if any, on the securities will be payable;

•	any provisions regarding the right of the Company to redeem securities or of holders to require the Company to redeem securities;

•	the right, if any, of holders of the securities to convert them into stock or other securities of the Company, including any provisions intended to prevent dilution of those conversion rights;

•	any provisions by which the Company will be required or permitted to make payments to a sinking fund which will be used to redeem securities or a purchase fund which will be used to purchase securities;

•	the percentage of the principal amount of the securities which is payable if maturity of the securities is accelerated because of a default; and

•	any other terms of the securities.
Conversion or Exchange Rights
      The terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock, preferred stock or other securities or assets will be described in the prospectus supplement. Such conversion or exchange may be mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of our common stock, preferred stock or other securities or assets to be received by the holders of the series of debt securities would be subject to adjustment. In the absence of any such terms setting forth rights to convert or exchange the debt securities of that series into or for other securities or assets, holders of the debt securities of that series will not have any such rights.
Consolidation, Merger or Sale
      We are prohibited from consolidating with, or merging into, any other corporation or conveying, transferring or leasing all or substantially all of our assets to any person, unless such entity or person assumes all of our obligations under the indenture and the debt securities.
Events of Default Under the Indenture
      The following are events of default under the indenture with respect to any series of debt securities issued:

•	failure to pay the principal, or premium, if any, when due at maturity, upon redemption, acceleration or otherwise;

•	failure to pay interest when due and such failure continues for 30 days;

•	failure to comply with any other covenant contained in the debt securities or the indenture, and such failure continues for 60 days after we provide notice of such default to the trustee or receive notice from holders of at least 25% in principal amount of the outstanding securities of that series;

•	certain events of bankruptcy or liquidation; and

•	any other event of default provided with respect to that series of debt securities.
      If an event of default with respect to debt securities of any series occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding debt securities of that series, by notice in writing to us, and to the trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. The trustee may withhold notice to the holders of debt securities of any default or event of default, except a default or event of default relating to the payment of principal or interest, if it determines that withholding such notice is in the holders’ interest.
      The holders of a majority in aggregate principal amount of the then outstanding debt securities of an affected series may waive any default or event of default with respect to such series and its consequences, except a continuing default or events of default in the payment of principal, premium, if any, or interest on the debt securities of such series or a default in respect of a covenant that cannot be modified or amended without the consent of the holders of all debt securities of that series then outstanding. Any such waiver shall cure such default or event of default.
      If an event of default under the indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the then outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee, with respect to the debt securities of that series, provided that:

•	it is not in conflict with any law or the indenture;

•	the trustee may take any other action deemed proper by it which is not inconsistent with such direction; and

•	subject to its duties under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

      A holder of the debt securities of any series will only have the right to institute a proceeding under the indenture or to seek other remedies if:

•	the holder has given written notice to the trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in principal amount of the then outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the trustee to institute such proceedings as trustee; and

•	the trustee does not institute such proceeding, and does not receive from the holders of a majority in principal amount of the then outstanding debt securities of that series contrary directions, within 60 days after such request and offer.
      These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities when due.
      We will periodically file statements with the trustee regarding our compliance with conditions and covenants in the indenture.
Amendments, Supplements and Waivers
      We and the trustee may amend or supplement the indenture without notice to or the consent of any holders with respect to certain matters, including:

•	to cure any ambiguity, defect or inconsistency in such indenture; and

•	to change anything that does not materially adversely affect the rights of any holder of debt securities of any series.
      In addition, under the indenture, the rights of holders of a series of debt securities may be amended or supplemented by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of each series that is affected. However, we can make the following changes only with the consent of each holder of any outstanding debt securities affected:

•	extend the fixed maturity of any security, reduce the rate or extend the time for payment of interest on any security, reduce the principal amount of any security or premium, if any, on any security;

•	impair or affect the right of a holder to institute suit for the payment of interest, if any, principal or premium, if any, on the securities;

•	change the currency in which the securities are payable from that specified in the securities or in a supplemental indenture applicable to the securities;

•	impair the right, if any, to convert the securities into, or exchange the securities for, other securities or assets;

•	reduce the percentage of securities required to consent to an amendment, supplement or waiver;

•	reduce the amount payable upon the redemption of any security or change the time at which any security may or will be redeemed;

•	modify the provisions of any supplemental indenture with respect to subordination of the securities of a series in a manner adverse to the holders; or

•	change provisions relating to the rights of holders to waive defaults, receive payments or institute suits under the indenture.
      The holders of a majority in principal amount of the then outstanding debt securities of each series that is affected may waive compliance by us with any provision of the indenture with regard to that series of debt securities or the debt securities.

Form, Exchange, and Transfer
      Unless otherwise specified in the prospectus supplement, the debt securities of each series will be issuable only in fully registered form without coupons in denominations of $1,000 and any integral multiple thereof. Unless otherwise specified, the debt securities of a series will be issuable in global form and deposited as book-entry securities with, or on behalf of, The Depository Trust Company or another depository named by us and identified in the prospectus supplement.
      At the option of the holder, subject to the limitations applicable to any global securities described in the prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.
      Subject to the limitations applicable to any global securities described in the prospectus supplement, debt securities may be presented for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed, duly executed if so required by us or the security registrar. Unless otherwise provided in the debt securities to be transferred or exchanged, we will not charge a fee for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. The security registrar for any debt securities will be named in the applicable prospectus supplement, and we may at any time designate additional co-registrars.
      If the debt securities of any series are to be redeemed, we will not be required to register transfers or exchanges of:

•	any debt securities of that series for a period of 15 days before the day of mailing of a notice of redemption of any such debt securities that may be selected for redemption; or

•	any debt securities so selected for redemption, except the unredeemed portion of any such debt securities being redeemed in part.
Information Concerning the Trustee
      The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only such duties as are specifically described in the indenture and, upon an event of default under the indenture, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to perform any duty or to exercise any of the powers given it by the indenture unless it is offered reasonable security and indemnity against any loss, liability or expense that it might incur. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.
Payment and Paying Agent
      Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any debt securities on any interest payment date will be made to the person in whose name such debt securities or one or more predecessor securities are registered at the close of business on the regular record date for such interest.
      Principal of and any premium and interest on the debt securities of a particular series will be payable at the office of the paying agent designated by us, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder.
Governing Law
      Unless otherwise indicated in a prospectus supplement, the indenture and the debt securities will be governed by the laws of the State of New York.

DESCRIPTION OF EQUITY SECURITIES
General
      We may offer under this prospectus one or more of the following categories of securities: (i) shares of our common stock; (ii) shares of our preferred stock, in one or more series; (iii) warrants to purchase our common stock or preferred stock; and (iv) any combination of the foregoing, either individually or consisting of one or more of the types of securities described in clauses (i) through (iii). The terms of any specific offering of such securities will be set forth in a prospectus supplement relating to such offering.
      Our authorized capital stock consists of 499,978,000 shares of common stock, par value $0.01 per share, and 22,000 shares of Series B Cumulative Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”). Pursuant to our Articles of Incorporation, as amended (the “Articles of Incorporation”), our Board of Directors has the right to classify or reclassify any unissued shares of common stock into one or more classes or series of common stock, preferred stock or other stock. As of January 7, 2004, we had 74,010,973 shares of common stock outstanding and no shares of preferred stock outstanding. As of January 7, 2004, we had no stock options outstanding to purchase our common stock.
Preferred Stock Purchase Rights
      On January 25, 2001, we entered into a Shareholder Rights Agreement. The following summary of certain provisions of the Shareholder Rights Agreement does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Shareholder Rights Agreement, as amended, which is filed as an exhibit to the registration statement, of which this prospectus is a part. Under the Shareholder Rights Agreement, one Preferred Stock Purchase Right (a “Right”) will automatically attach to each share of our common stock issued between April 6, 2001 and the Distribution Date, as defined below. In addition, each outstanding share of our common stock held by shareholders of record as of the close of business on April 6, 2001 received a dividend distribution of one Right. Each Right entitles the registered holder thereof to purchase a unit consisting of one one-thousandth of a share of the Series B Preferred Stock. Initially, the Rights are not exercisable and are attached to and trade with our common stock outstanding as of, and all common stock issued after, April 6, 2001. The Rights will separate from the common stock and become exercisable upon the earlier of (i) the close of business on the 10th calendar day following the earlier of (a) the date of the first public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 9.8% or more of our outstanding common stock (an “Acquiring Person”), or (b) the date on which we first have notice or otherwise determine that a person has become an Acquiring Person, or (ii) the close of business on the 10th business day following the commencement of a tender offer or exchange offer that would result, upon its consummation, in a person or group becoming the beneficial owner of 9.8% or more of our outstanding common stock (the earlier of (i) and (ii), the “Distribution Date”).
      The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The Rights should not interfere with any merger or business combination approved by our Board of Directors because of the ability of our Board of Directors to redeem the Rights.
Common Stock
      All shares of common stock that we may offer under this prospectus will be duly authorized, fully paid and nonassessable. The statements below describing our common stock are in all respects subject to and qualified in their entirety by reference to our Articles of Incorporation and our Bylaws, as amended (the “Bylaws”), which are filed as exhibits to the registration statement of which this prospectus is a part, and any amendments or articles supplementary to our Articles of Incorporation.
Voting. Each holder of our common stock is entitled to one vote for each share of common stock held of record on each matter submitted to a vote of shareholders of our common stock.

      Our Bylaws provide that annual meetings of our shareholders will be held each calendar year on the date determined by our Board of Directors, and special meetings may be called by a majority of our Board of Directors, our Chairman, a majority of our independent directors, our President or by shareholders entitled to cast at least 25% of the votes which all shareholders are entitled to cast at the meeting.
Dividends; Liquidation; Other Rights. Shareholders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of legally available funds. If we have a liquidation, dissolution or winding-up, shareholders of our common stock will share ratably in all of our assets remaining after the payment of all of our debts and other liabilities and the payment of all liquidation and other preference amounts to any shareholders of our preferred stock. Shareholders of our common stock have no preemptive or other subscription rights, and there are no conversion rights, or redemption or sinking fund provisions, relating to shares of our common stock. Our Articles of Incorporation and Bylaws contain no restrictions on our repurchase of shares of our common stock.
      We have a Dividend Reinvestment and Stock Purchase Plan (the “DRSPP”) that allows shareholders of our common stock to have their cash dividends reinvested in additional shares of our common stock. The common stock to be acquired under the DRSPP may be purchased from us at a discount from the then prevailing market price, or in the open market or in privately negotiated transactions, at our sole discretion. Shareholders also can make additional monthly cash purchases of common stock, subject to a minimum investment of $100 per month ($500 minimum initial investment for new investors) and a maximum investment of $10,000 per month, although we may waive the limitation on the maximum amount upon request, at our sole discretion.
Classification or Reclassification of Common Stock. Our Articles of Incorporation authorize our Board of Directors to classify or reclassify any unissued shares of common stock into other classes or series of shares. We believe that the power to classify or reclassify unissued shares of our common stock and thereafter to issue the classified or reclassified shares of stock provides us with increased flexibility in structuring possible future financings and in meeting other needs which might arise. These actions can be taken without shareholder approval, unless shareholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.
      Prior to the issuance of shares of each class or series, our Board of Directors is required by Maryland law and by our Articles of Incorporation to set, subject to the restrictions on ownership and transfers of our stock contained in our Articles of Incorporation, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption for each class or series. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of our Company that might involve a premium price for holders of our common stock or otherwise be in their best interest.
Preferred Stock
      The following description sets forth general terms and provisions of the preferred stock to which any prospectus supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to our Articles of Incorporation and our Bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part, and any amendments or articles supplementary to our Articles of Incorporation, designating terms of a series of preferred stock. The preferred stock, when issued, will be duly authorized, fully paid and nonassessable. Because our Board of Directors has the power to establish the preferences, powers and rights of each series of preferred stock, our Board of Directors may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of shareholders of our common stock.
      Any preferred stock that we sell pursuant to this prospectus and any supplement thereto will be a new series of preferred stock. The rights, preferences, privileges and restrictions of each new series of preferred stock will be fixed by the articles supplementary relating to such series, which will be filed as an exhibit to or incorporated by reference in the registration statement. A prospectus supplement, relating to each such series, will specify the terms of the preferred stock, as follows:

•	the title and stated par value of the preferred stock;

•	the number of shares offered, the liquidation preference per share and the offering price of the shares;

•	the dividend rate(s), period(s) and payment date(s) or method(s) of calculation applicable to the preferred stock;

•	the date from which dividends on the preferred stock will accumulate, if applicable;

•	the voting rights, if applicable;

•	the provision for a sinking fund, if any, for the preferred stock;

•	the provision for redemption, if applicable, of the preferred stock;

•	any listing of the preferred stock on any securities exchange;

•	the terms and provisions, if any, upon which the preferred stock will be convertible into common stock, including the conversion price (or manner of calculation) and conversion period;

•	any other specific terms, preferences, rights, limitations or restrictions of the preferred stock;

•	a discussion of certain material federal income tax considerations applicable to the preferred stock;

•	the relative ranking of the preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs;

•	any limitation on issuance of any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights upon the liquidation, dissolution or winding-up of our affairs; and

•	any limitations on direct or beneficial ownership and restrictions on transfer of the preferred stock, in each case as may be appropriate to preserve our status as a REIT.
Warrants
      We may issue warrants for the purchase of our common stock or preferred stock. Warrants may be issued independently or together with other securities offered under this prospectus and any accompanying prospectus supplement and may be attached to or separate from such other securities. Each issuance of warrants will be issued under a separate agreement to be entered into between us and a bank or trust company, as agent (the “Warrant Agent”), all as set forth in the prospectus supplement relating to the particular issue of offered warrants. Each issue of warrants will be evidenced by warrant certificates (the “Warrant Certificates”). The applicable warrant agreement and form of Warrant Certificate will be filed as exhibits to or incorporated by reference in the registration statement. The Warrant Agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any holders of Warrant Certificates or beneficial owners of warrants.
      If warrants are offered, the applicable prospectus supplement will describe the terms of such warrants, including the following where applicable:

•	the offering price;

•	the aggregate number of securities purchasable upon exercise of such warrants, and in the case of warrants for preferred stock, the designation, aggregate number and terms of the series of preferred stock purchasable upon exercise of such warrants;

•	the designation and terms of the securities with which such warrants are being offered and the number of such warrants being offered with each such security;

•	the date on and after which such warrants and the related securities will be transferable separately;

•	the price at which the number of securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise such warrants shall begin and the expiration date on which such right shall expire;

•	certain federal income tax considerations; and

•	any other material terms of such warrants.
Restrictions on Ownership and Transfer
      To ensure that we meet the requirements for qualification as a REIT, our Articles of Incorporation prohibit anyone from owning, directly or indirectly, a number of shares of our capital stock in excess of 9.8% of the outstanding shares. Shares of capital stock not owned directly will be deemed to be owned indirectly by any person if that person is considered the beneficial owner of such shares for purposes of Rule 13(d)(3) promulgated under the Exchange Act. In addition, indirect ownership refers to constructive ownership in accordance with the constructive ownership provisions of Section 544 of the Internal Revenue Code of 1986, as amended (the “Code”), as modified in Section 856(h) of the Code.
      The constructive ownership provisions of Section 544 of the Code generally attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its shareholders, partners or beneficiaries; attribute ownership of securities owned by family members to other members of the same family; and set forth rules for attributing securities constructively owned by one person to another person (i.e., “reattribution”). To determine whether a person holds or would hold capital stock in excess of the 9.8% ownership limit, a person will be treated as owning not only shares of capital stock actually or beneficially owned, but also any shares of capital stock attributed to that person under the attribution rules described above. Accordingly, a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the 9.8% ownership limit. All certificates representing shares of our capital stock will bear a legend referring to the restrictions on ownership described above.
      Any purported transfer of shares of our capital stock that would result in an intended transferee (the “purported transferee”) owning (directly or indirectly) shares of our capital stock in excess of the 9.8% ownership limit will constitute “excess shares.” Our Board of Directors has the right to refuse to allow such transfers of excess shares to take place. Our Board of Directors also has the right to redeem the excess shares, upon at least one week’s notice to the holder of the shares, for a price equal to the closing price of shares of the same class, series or type on the NYSE on the last business day prior to the redemption date. From and after such redemption date, such shares will not be entitled to any distribution or other benefits, with the exception only of the right to payment of the redemption price for such shares.
      Any transfer of shares of our capital stock that would cause us to be disqualified as a REIT will be void to the fullest extent permitted by law, and the purported transferee will be deemed to have no interest in those shares. If the foregoing transfer restriction is determined to be void or invalid as a result of any legal decision, statute, rule or regulation, then the purported transferee of any excess shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess shares and to hold the excess shares on our behalf.
      At least 15 days prior to any transaction which would cause a shareholder to acquire excess shares in violation of our Articles of Incorporation or within 10 days upon the demand of our Board of Directors, such person must file an affidavit with us setting forth the information required to be reported in returns filed by shareholders under Treasury Regulation 1.857-9 and in reports filed under Section 13(d) of the Exchange Act. Additionally, upon the demand of our Board of Directors, each proposed transferee of shares of our capital stock may be required to file a statement or affidavit with us setting forth the number of shares already owned by such transferee and any related person.
      Our Board of Directors may increase or decrease the 9.8% ownership limit. In addition, our Board of Directors may, pursuant to our Articles of Incorporation, waive the 9.8% ownership limit for a purchaser of our stock who has provided the Board with evidence and assurances that our qualification as a REIT will not be jeopardized. At present, we do not intend to waive the 9.8% ownership limit for any purchaser.
      The provisions described above may inhibit market activity and the resulting opportunity for the holders of our capital stock to receive a premium for their shares that might otherwise exist in the absence of such provisions. Such provisions also may make us an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our capital stock.
Classification of Board of Directors, Vacancies and Removal of Directors
      Our Bylaws provide for a staggered Board of Directors of between three and twelve directors divided into three classes, with terms of three years each. In order for us to qualify as a REIT, a majority of our directors must be independent. The number of directors in each class and the expiration of each class term, as of the date of this prospectus, is as follows:

Class I	4 Directors	Expires 2004
Class II	4 Directors	Expires 2005
Class III	4 Directors	Expires 2006
      At each annual meeting of our shareholders, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A staggered Board of Directors may delay, defer or prevent a change in our control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our shareholders may consider desirable. In addition, a staggered Board of Directors could prevent shareholders who do not agree with the policies of our Board of Directors from replacing a majority of the Board of Directors for two years.
      Our Bylaws provide that any vacancy on our Board of Directors may be filled by a majority vote of the remaining directors. Any individual so elected director will hold office for the remaining term of the director that he or she is succeeding. Our Bylaws provide that a director may be removed with or without cause at any shareholder meeting upon the affirmative vote of a majority of the votes entitled to be cast in the election of directors.
Indemnification
      Our Articles of Incorporation obligate us to indemnify our directors and officers to the maximum extent permitted by Maryland law, as amended from time to time. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses that they actually incur in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Limitation of Liability
      The Maryland General Corporation Law permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our Articles of Incorporation provide for elimination of the personal liability of our directors and officers to us or our shareholders for money damages to the maximum extent permitted by Maryland law, as amended from time to time.
Maryland Business Combination Statute
      The Maryland General Corporation Law establishes special requirements for “business combinations” between a Maryland corporation and “interested shareholders” unless exemptions are applicable. An interested shareholder is any person who beneficially owns 10% or more of the voting power of the outstanding voting stock or is an affiliate or associate of ours who, at any time within the two-year period prior to the date on which interested shareholder status is determined, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between us and an interested shareholder unless the Board of Directors approved the transaction prior to the party becoming an interested shareholder. The five-year period runs from the most recent date on which the interested shareholder became an interested shareholder. The law also requires payment of a fair price to shareholders to be determined as set forth in the statute or a supermajority shareholder vote for such transactions after the end of the five-year period. This means that the transaction must be approved by at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares; and

•	two-thirds of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested shareholder with whom the business combination is to be effected.
      The business combination statute restricts the ability of third parties who acquire, or seek to acquire, control of us to complete mergers and other business combinations without the approval of our Board of Directors even if such a transaction would be beneficial to shareholders.
Maryland Control Share Acquisition Statute
      The Maryland General Corporation Law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a shareholder vote. Two-thirds of the shares eligible to vote must vote in favor of granting the “control shares” voting rights. “Control shares” are shares of stock that, taken together with all other shares of stock the acquiror previously acquired, would entitle the acquiror to exercise at least 10% of the voting power in electing directors. Control shares do not include shares of stock that the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.
      A person who has made (or proposes to make) a control share acquisition and who satisfies certain conditions (including agreeing to pay expenses) may compel the Board of Directors to call a special meeting of shareholders to be held within 50 days to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any shareholders’ meeting.
      If voting rights are not approved at a meeting of shareholders or if the acquiring person does not deliver an acquiring person statement as required by the statute, then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to the absence of voting rights, as of the date of either:

•	the last control share acquisition by the acquiring person; or

•	any meeting where shareholders considered and did not approve voting rights of the control shares.
      If voting rights for control shares are approved at a shareholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other shareholders may exercise appraisal rights. This means that shareholders would be able to redeem shares of our stock back to us for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.
      The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.
      The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders’ best interests.
Transfer Agent and Registrar
      American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038, is the transfer agent and registrar for our stock. Its telephone number is (800) 937-5449 (toll-free) or (718) 921-8200, ext. 6820 (customer service).
FEDERAL INCOME TAX CONSIDERATIONS
      Based on various assumptions and factual representations that we have made regarding our operations, in the opinion of our prior counsel, commencing with our taxable year ended December 31, 1993, we have been organized in conformity with the requirements for qualification as a REIT under the Code. In the opinion of Dechert LLP, our counsel, we are organized in conformity with the requirements for qualification as a REIT under the Code, and, we believe, our method of operating will continue to enable us to meet the requirements for qualification and taxation as a REIT. Our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through actual operations. Our counsel will not review our operations, and we cannot give any assurance that actual operations will meet these requirements. The opinion of our counsel is based upon existing law, U.S. Department of Treasury regulations, currently published administrative positions of the Internal Revenue Service (the “Service”) and judicial decisions, all of which are subject to change either prospectively or retroactively. The opinion of our counsel is not binding on the Service or any court.
      The following discusses the material federal income tax considerations that relate to our treatment as a REIT and that apply to an investment in our securities. This discussion pertains only to Thornburg Mortgage, Inc., our qualified REIT subsidiaries and our shareholders and not to any taxable REIT subsidiaries, which operate as taxable entities. This summary deals only with securities held as a capital asset, which generally means property that is held for investment. In addition, except to the extent discussed below, this summary does not address tax considerations applicable to individual investors or entities subject to special tax rules, such as:

•	dealers or traders in securities;

•	financial institutions;

•	insurance companies;

•	shareholders that hold our stock as a hedge, part of a straddle, conversion transaction or other arrangement involving more than one position;

•	shareholders whose functional currency is not the United States dollar;

•	tax-exempt organizations; or

•	foreign taxpayers.
      This discussion is based upon the provisions of the Code and regulations, rulings and judicial decisions interpreting the Code as of the date of this prospectus that are subject to changes occurring after that date. Any of these authorities may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. We cannot give any assurance that the conclusions set out below would be sustained by a court if challenged by the Service.

      The Code provides special tax treatment for organizations that qualify and elect to be taxed as REITs. However, it is impractical to set forth in this prospectus all aspects of federal, state, local and foreign tax law that may have tax consequences with respect to an investor’s purchase of our common stock. In brief, if detailed conditions imposed by the Code are met, an entity (a) that invests primarily in real estate assets, including mortgage loans, (b) that elects to be a REIT, and (c) that otherwise would be taxed as a corporation with limited exceptions, is not taxed at the corporate level on its taxable income that is currently distributed to its shareholders. This treatment eliminates most of the “double taxation” at the corporate level and then again at the shareholder level when the income is distributed, that typically results from the use of corporate investment vehicles. A qualifying REIT, however, may be subject to certain excise and other taxes, as well as normal corporate tax, on taxable income that is not currently distributed to its shareholders.
      We urge you to consult your own tax advisors regarding the tax consequences of an investment in our stock, including the application to your particular situation of the tax considerations discussed below, as well as the application of state, local or foreign tax laws.
General
      We elected to become subject to tax as a REIT for federal income tax purposes effective for our taxable year ending on December 31, 1993, and we plan to continue to meet the requirements for taxation as a REIT. Based on existing law, we have operated in a manner consistent with our qualifying as a REIT under the Code and we believe that our organization and method of operation are such as to enable us to so qualify for this year and subsequent years.
      There can be no assurance, however, that we will qualify as a REIT in any particular taxable year given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances. If we fail to qualify as a REIT in any particular taxable year, we will be subject to federal income tax as a regular domestic corporation, and our shareholders will be subject to tax in the same manner as shareholders of regular domestic corporations. In that event, we may be subject to a substantial income tax liability with respect to each taxable year that we fail to qualify as a REIT, and the amount of earnings and cash available for distribution to our shareholders could be significantly reduced or eliminated. See “Failure to Qualify” below.
REIT Qualification Requirements
      The following is a brief summary of the material technical requirements imposed by the Code that we must satisfy on an ongoing basis to qualify, and remain qualified, as a REIT.
Stock Ownership Requirements. We must meet the following stock ownership requirements:

•	Our capital stock must be transferable;

•	Our capital stock must be held by at least 100 persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months); and

•	No more than 50% of the value of our capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of the taxable year. In applying this test, the Code treats some entities as individuals.
      Tax-exempt entities, other than private foundations and certain unemployment compensation trusts, are generally not treated as individuals for these purposes. These stock ownership requirements must be satisfied in each taxable year. Our Articles of Incorporation impose restrictions on the transfer of our shares to help us meet the stock ownership requirements. In addition, Treasury regulations require us to demand from the record holders of designated percentages of our capital stock, annual written statements disclosing actual and constructive ownership of our stock. The same regulations require us to maintain permanent records showing the information we have received regarding actual and constructive stock ownership and a list of those persons failing or refusing to comply with our demand.

Asset Requirements. We generally must meet the following asset requirements at the close of each quarter of each taxable year:

•	At least 75% of the value of our total assets must be “qualified REIT assets” (described below), government securities, cash and cash items;

•	No more than 20% of the value of our total assets may be securities of one or more Taxable REIT Subsidiaries (described below); and

•	Except for securities that are qualified REIT assets, securities in a Taxable REIT Subsidiary or “qualified REIT subsidiary,” and certain partnership interests and debt obligations:

•	No more than 5% of the value of our total assets may be securities of any one issuer;

•	We may not hold securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and

•	We may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.
      “Qualified REIT assets” generally include (among other assets) interests in mortgages on real property including the ARM assets that we acquire and hold, ownership interests in real property and shares in other REITs.
      A “Taxable REIT Subsidiary” is a corporation that may earn income that would not be qualifying income if earned directly by the REIT. A REIT may hold up to 100% of the stock in a Taxable REIT Subsidiary. A Taxable REIT Subsidiary will pay tax at the corporate rates on any income it earns. Moreover, the Code provides for a penalty on a REIT that imposes charges in excess of the arm’s length price in connection with contractual arrangements between a Taxable REIT Subsidiary and the parent REIT.
      If we fail to meet any of the asset tests as of the close of a calendar quarter due to the acquisition of securities or other assets, the Code allows us a 30-day period following the close of the calendar quarter to come into compliance with the asset tests. If we do cure a failure within the 30-day period, we will be treated as having satisfied the asset tests at the close of the calendar quarter.
Gross Income Requirements. We generally must meet the following gross income requirements for each taxable year:

•	At least 75% of our gross income must be derived from real estate sources, including interest income from mortgage loans, gain from the disposition of qualified REIT assets, and “qualified temporary investment income” (generally, income we earn from investing new capital in nonreal estate assets, provided we received that income within one year of acquiring such new capital); and

•	At least 95% of our gross income for each taxable year must be derived from sources of income, including the types of gross income described just above, as well as dividends, interest, and gains from the sale of stock or other financial instruments (including interest rate swap and cap agreements, options, futures contracts, forward rate agreements or similar financial instruments entered into to hedge variable rate debt incurred to acquire qualified REIT assets) not held for sale in the ordinary course of business.
      The investments that we make and intend to make will give rise primarily to mortgage interest qualifying under the 75% of income test.
      In order to help ensure compliance with the 95% of income test and the 75% of income test, we intend to limit substantially all of the assets that we acquire, other than the stock of any taxable affiliate and qualified hedges, to qualified REIT assets. Our policy to maintain our REIT status may limit the type of assets, including hedging contracts, that we otherwise might acquire.

Distribution Requirements. We must distribute to our shareholders on a pro rata basis each year an amount equal to:

•	90% of our taxable income before deduction of dividends paid and excluding net capital gain, plus

•	90% of the excess of the net income from foreclosure property over the tax imposed on such income by the Code, less

•	any “excess noncash income.”
      We intend to make distributions to our shareholders in amounts sufficient to meet this 90% distribution requirement. Such distributions must be made in the taxable year to which they relate or, if declared before the timely filing of the tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year.
      If we fail to meet the 90% distribution test as a result of an adjustment to tax returns by the Service, by following certain requirements set forth in the Code, we may pay a deficiency dividend within a specified period which will be permitted as a deduction in the taxable year to which the adjustment is made. We would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file a timely tax return. We generally distribute dividends equal to 100% of our taxable income to eliminate corporate level tax. As to our net capital gains, rather than distribute them, we may elect to retain and pay the federal income tax on them, in which case our shareholders will (1) include their proportionate share of the undistributed net capital gains in income, (2) receive a credit for their share of the federal income tax we pay and (3) increase the basis in their stock by the difference between their share of the capital gain and their share of the credit.
      A nondeductible excise tax, equal to 4% of the excess of such required distributions over the amounts actually distributed will be imposed for each calendar year to the extent that dividends paid during the year, or declared during the last quarter of the year and paid during January of the succeeding year, are less than the sum of:

•	85% of our “ordinary income,”

•	95% of our capital gain net income, and

•	income not distributed in earlier years.
Failure to Qualify
      If we fail to qualify as a REIT in any taxable year and the relief provisions provided in the Code do not apply, we will be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income in that taxable year and all subsequent taxable years at the regular corporate income tax rates. We will not be allowed to deduct distributions to shareholders in these years, thereby reducing our after-tax cash available for dividend distribution. If we are not a REIT, the Code would not require us to make distributions. If we fail to meet the requirements described above, we will not be eligible again to elect REIT status until the fifth taxable year which begins after the year for which the election was terminated unless all of the following relief provisions apply:

•	We did not willfully fail to file a timely return with respect to the termination taxable year;

•	Inclusion of incorrect information in such return was not due to fraud with intent to evade tax; and

•	We establish that failure to meet requirements was due to reasonable cause and not willful neglect.
      We may also voluntarily revoke our election, although we have no intention of doing so, in which event we will be prohibited, without exception, from electing REIT status for the year to which the revocation relates and the following four taxable years.
      We intend to monitor on an ongoing basis our compliance with the REIT requirements described above. To maintain our REIT status, we will be required to limit the types of assets that we might otherwise acquire, or hold some assets at times when we might otherwise have determined that the sale or other disposition of these assets would have been more prudent.
Taxation of Thornburg Mortgage, Inc.
      In each year in which we qualify as a REIT, we generally will not be subject to federal income tax on that portion of our REIT taxable income or capital gain that we distribute to our shareholders. We will, however, be subject to federal income tax at regular corporate income tax rates on any undistributed taxable income or capital gain.
      Notwithstanding our qualification as a REIT, we may also be subject to tax in the following other circumstances:

•	If we fail to satisfy either the 75% or the 95% gross income test, but nonetheless maintain our qualification as a REIT because we meet other requirements, we generally will be subject to a 100% tax on the greater of the amount by which we fail either the 75% or the 95% gross income test multiplied by a fraction intended to reflect our profitability.

•	We will be subject to a tax of 100% on net income derived from any “prohibited transaction” which is, in general, a sale or other disposition of property held primarily for sale to customers in the ordinary course of business.

•	If we have (1) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, it will be subject to federal income tax at the highest corporate income tax rate.

•	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any amount of undistributed ordinary income and capital gain net income from preceding taxable years, we will be subject to a 4% federal excise tax on the excess of the required distribution over the amounts actually distributed during the taxable year.

•	If we acquire a built-in gain asset from a C corporation in a transaction in which the basis of the asset is determined by reference to the basis of the asset in the hands of the C corporation and we recognize built-in gain upon a disposition of such asset occurring within 10 years of its acquisition, then we will be subject to federal tax to the extent of any built-in gain at the highest corporate income tax rate.

•	We may also be subject to the corporate alternative minimum tax, as well as other taxes in situations not presently contemplated.

•	Any taxable REIT subsidiary of ours will be subject to taxation on net income and will make distributions to us as its shareholder only on after-tax income.
Taxation of Shareholders
      Unless you are a tax-exempt entity, distributions that we make to you, including distributions reinvested through our dividend reinvestment plan, generally will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits as determined for federal income tax purposes. If the amount we distribute to you exceeds your allocable share of current and accumulated earnings and profits, the excess will be treated as a return of capital to the extent of your adjusted basis in your stock, which will reduce your basis in your stock but will not be subject to tax. To the extent the amount we distribute to you exceeds both your allocable share of current and accumulated earnings and profits and your adjusted basis, this excess amount will be treated as a gain from the sale or exchange of a capital asset. Distributions to our corporate shareholders, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction, as long as our REIT election is in effect.

      Distributions that we designate as capital gain dividends generally will be taxable in your hands as long term capital gains, to the extent such distributions do not exceed our actual net capital gain for the taxable year. In the event that we realize a loss for the taxable year, you will not be permitted to deduct any share of that loss. Further, if we, or a portion of our assets, were to be treated as a taxable mortgage pool, any excess inclusion income that is allocated to you could not be offset by any losses or other deductions you may have and would be treated as unrelated business income for tax-exempt entity shareholders. (See the discussions under the captions “Taxation of Tax-Exempt Entities” or “Foreign Shareholders.”) We have consistently avoided, and intend to continue avoiding, the recognition of excess inclusion income. Future Treasury regulations may require you to take into account, for purposes of computing your individual alternative minimum tax liability, some of our tax preference items.
      Dividends that we declare during the last quarter of a calendar year and actually pay to you during January of the following taxable year, generally are treated as if we had paid them and you had received them on December 31st of the calendar year and not on the date actually paid. In addition, we may elect to treat other dividends distributed after the close of the taxable year as having been paid during the taxable year, so long as they meet the requirements described in the Code, but you will be treated as having received these dividends in the taxable year in which the distribution is actually made.
      If you sell or otherwise dispose of our stock, you will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and your adjusted basis in the stock, which gain or loss will be long term if the stock is held for more than one year. Any loss recognized on the sale or exchange of stock held for six months or less generally will be treated as a long term capital loss to the extent of (1) any long term capital gain dividends you receive with respect to the stock and (2) your proportionate share of any long term capital gains that we retain (see the discussion under the caption “Distribution Requirements”).
      If we fail to qualify as a REIT in any year, distributions we make to you will be taxable in the same manner discussed above, except that:

•	we will not be allowed to designate any distributions as capital gain dividends;

•	distributions (to the extent they are made out of our current and accumulated earnings and profits) will be eligible for the corporate dividends received deduction;

•	the excess inclusion income rules will not apply to you; and

•	you will not receive any share of our tax preference items.
      In the event that we ceased to be a REIT, we could be subject to substantial federal income tax liability as a C corporation, and the amount of earnings and cash available for distribution to you and other shareholders could be significantly reduced or eliminated.
Information Reporting and Backup Withholding
      For each calendar year, we will report to our domestic shareholders and to the Service the amount of distributions that we pay, and the amount of tax (if any) that we withhold on these distributions. Under the backup withholding rules, you may be subject to backup withholding tax with respect to distributions paid unless you:

•	are a corporation or come within another exempt category and demonstrate this fact when required; or

•	provide a taxpayer identification number, certify as to no loss of exemption from backup withholding tax and otherwise comply with the applicable requirements of the backup withholding tax rules.
      A domestic shareholder may satisfy this requirement by providing us an appropriately prepared Form W-9. If you do not provide us with your correct taxpayer identification number, then you may also be subject to penalties imposed by the Service.

      Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against your federal income tax liability, provided you furnish the required information to the Service.
Taxation of Tax-Exempt Entities
      Our stock is eligible for purchase by tax-exempt investors, such as pension plans, profit sharing plans, 401(k) plans, Keogh plans and individual retirement accounts, because we do not generate unrelated business income taxable to those types of entities.
      The discussion under this heading only applies to you if you are a tax-exempt entity. In general, a tax-exempt entity that is a shareholder of our stock is not subject to tax on distributions. We have consistently avoided, and intend to continue to avoid, recognition of income that could cause an investment in our stock to generate unrelated business income for tax-exempt investors. The Service has ruled that amounts distributed by a REIT to an exempt employees’ pension trust do not constitute unrelated trade or business income and thus should be nontaxable to such a tax-exempt entity. Any indebtedness that we incurred in connection with the acquisition of real estate assets such as mortgage loans will not cause dividends paid to a shareholder that is a tax-exempt entity to be unrelated trade or business income, provided that the tax-exempt entity has not financed the acquisition of its stock with “acquisition indebtedness” within the meaning of the Code. Under some conditions, if a tax-exempt employee pension or profit sharing trust were to acquire more than 10% of our stock, a portion of the dividends on such stock could be treated as unrelated trade or business income. Our charter generally prohibits the ownership of more than 9.8% of our stock by any one owner; therefore, we do not expect that any one pension or profit-sharing trust will acquire more than 10% of our stock.
      For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our stock or securities will constitute unrelated trade or business income unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the unrelated trade or business income generated by its investment. Such entities should review Code Section 512(a)(3) and should consult their own tax advisors concerning these “set aside” and reserve requirements.
Foreign Shareholders
      The preceding discussion does not address the federal income tax consequences to foreign shareholders, nonresident aliens and foreign corporations as defined in the Code, of an investment in our stock. In general, foreign shareholders will be subject to special withholding tax requirements on income and capital gains distributions attributable to their ownership of our stock. Foreign shareholders should consult their own tax advisors concerning the federal income tax consequences to them of a purchase of shares of our stock including the federal income tax treatment of dispositions of interests in, and the receipt of distributions from, REITs by foreign shareholders. In addition, federal income taxes must be withheld on certain distributions by a REIT to foreign shareholders at a flat rate of 30% unless reduced or eliminated by an income tax treaty between the United States and the foreign shareholder’s country or unless the shares are held in connection with the foreign shareholder’s U.S. business. Any income that a foreign shareholder recognized from an investment in our shares would not be eligible for reduced withholding to the extent that such income were treated as excess inclusion income. A foreign shareholder eligible for reduction or elimination of withholding must file an appropriate form with us (or the appropriate withholding agent) in order to claim such treatment.
Redemption and Conversion of Preferred Stock
Cash Redemption of Preferred Stock. In general, a non-pro rata redemption of preferred stock from a shareholder who owns only preferred stock is treated as a sale or exchange and not a dividend. As a result, such shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received, less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be attributable as a dividend to the extent of our current and accumulated earnings and profits, and (2) the holder’s adjusted basis in the shares of the preferred stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of the preferred stock have been held as a capital asset, and will be long term gain or loss if such shares have been held for more than one year.
Conversion of Preferred Stock into Common Stock. In general, no gain or loss will be recognized for federal income tax purposes upon conversion of the preferred stock solely into shares of common stock. The basis that a shareholder will have for tax purposes in the shares of common stock received upon conversion will be equal to the adjusted basis for the shareholder in the shares of preferred stock so converted, and provided that the shares of preferred stock were held as a capital asset, the holding period for the shares of common stock received would include the holding period for the shares of preferred stock converted. A shareholder will, however, generally recognize gain or loss on the receipt of cash in lieu of fractional shares of common stock in an amount equal to the difference between the amount of cash received and the shareholder’s adjusted basis for tax purposes in the preferred stock for which cash was received. Furthermore, under certain circumstances, a shareholder of shares of preferred stock may recognize gain or dividend income to the extent that there are dividends in arrears on the shares at the time of conversion into common stock.
Adjustments to Conversion Price. Adjustments in the conversion price, or the failure to make such adjustments, pursuant to the anti-dilution provisions of the preferred stock or otherwise, may result in constructive distributions to the shareholders of preferred stock that could, under certain circumstances, be taxable to them as dividends pursuant to Section 305 of the Code. If such a constructive distribution were to occur, a shareholder of preferred stock could be required to recognize ordinary income for tax purposes without receiving a corresponding distribution of cash.
Warrants
      Upon the exercise of a warrant, a shareholder will not recognize gain or loss and will have a tax basis in the common stock received equal to the tax basis in such shareholder’s warrant plus the exercise price of the warrant. The holding period for the common stock purchased pursuant to the exercise of a warrant will begin on the day following the date of exercise and will not include the period that the shareholder held the warrant.
      Upon a sale or other disposition of a warrant, a holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the holder’s tax basis in the warrant. Such a gain or loss will be long term if the holding period is more than one year. In the event that a warrant lapses unexercised, a holder will recognize a capital loss in an amount equal to his tax basis in the warrant. Such loss will be long term if the warrant has been held for more than one year.
Holders of Debt Securities
      As used herein, the term “U.S. Holder” means a beneficial owner of debt securities that is for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source;

•	a trust, if both: (1) a court within the United States is able to exercise primary supervision over the administration of the trust; and (2) one or more United States persons have the authority to control all substantial decisions of the trust; or

•	certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons.

      As used herein, the term “Non-U.S. Holder” means a beneficial owner of notes that is not a U.S. Holder.
U.S. Holders
Payments of Interest. In general, interest on a debt securities will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received, in accordance with the U.S. Holder’s regular method of accounting for United States federal income tax purposes. In general, if the terms of a debt instrument entitle a holder to receive payments other than “qualified stated interest” (generally, stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed or qualifying floating rate), such holder might be required to recognize additional interest as “original issue discount” over the term of the instrument.
Sale, Retirement or Other Taxable Disposition. In general, a U.S. Holder of a debt security will recognize gain or loss upon the sale, retirement or other taxable disposition of such debt security in an amount equal to the difference between:

•	the amount of cash and the fair market value of property received in exchange therefor (except to the extent attributable to the payment of accrued interest not previously taken into income, which generally will be taxable to a U.S. Holder as ordinary income); and

•	the U.S. Holder’s adjusted tax basis in such debt security.
      A U.S. Holder’s tax basis in a debt security generally will be equal to the price paid for such debt security. A U.S. Holder’s gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the debt security for more than one year. Long-term capital gain recognized by a non-corporate U.S. Holder generally will be subject to tax at a rate not to exceed 15%, whereas short-term capital gain recognized by a non-corporate U.S. Holder generally will be subject to tax at ordinary income tax rates. Capital gain recognized by a corporate U.S. Holder will be subject to tax at the ordinary income tax rates applicable to corporations regardless of the corporation’s holding period. The deductibility of capital losses is subject to certain limitations. A U.S. Holder who sells a debt security between record dates for payments of distributions will be required to include accrued but unpaid interest or original issue discount on the debt security through the date of disposition as ordinary income and to add the amount of the original issue discount to its adjusted tax basis in the debt security.
Non-U.S. Holders
      A Non-U.S. Holder will not be subject to United States federal income or withholding tax on payments of principal, premium (if any) or interest (including original issue discount, if any) on a debt security if such payments are not effectively connected with the conduct of a U.S. trade or business, unless such Non-U.S. Holder owns directly, or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote or is a controlled foreign corporation related to us. If this exemption does not apply, such interest will be subject to a 30% gross withholding tax (unless reduced or eliminated by an applicable treaty). To qualify for the exemption from taxation (or the elimination or reduction of the applicable withholding tax under a treaty), the last United States payor in the chain of payment prior to payment to a Non-U.S. Holder, or the “Withholding Agent,” must have received, before payment, a statement that:

•	is signed by the Non-U.S. Holder under penalties of perjury;

•	certifies that the Non-U.S. Holder is not a U.S. Holder; and

•	provides the name and address of the Non-U.S. Holder.
      The statement may be made on an IRS Form W-8BEN or a substantially similar form, and the Non-U.S. Holder must inform the Withholding Agent of any change in the information on the statement within 30 days of such change.

      In addition, a Non-U.S. Holder generally will not be subject to Federal income or withholding tax on any amount which constitutes gain upon retirement or disposition of a debt security, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder or, in the case of a Non-U.S. Holder who is an individual, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. Certain other exceptions may be applicable, and a Non-U.S. Holder should consult its tax advisor in this regard.
      If interest and other payments received by a Non-U.S. Holder with respect to the debt securities (including proceeds from a sale, retirement or other disposition of the debt securities) are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or the Non-U.S. Holder is otherwise subject to United States federal income taxation on a net basis with respect to such holder’s ownership of the debt securities), such Non-U.S. Holder will generally be subject to the rules described above for a U.S. Holder (subject to any modification provided under an applicable income tax treaty). Such Non-U.S. Holder may also be subject to the “branch profits tax” if such holder is a corporation.
      The value of a debt security will not be includable in the estate of an individual Non-U.S. Holder unless the individual owns directly, or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote or, at the time of such individual’s death, payments in respect of the debt security would have been effectively connected with the conduct by such individual of a trade or business in the United States.
State and Local Taxes
      We are subject to state or local taxation in various jurisdictions, including those in which we transact business. Our shareholders are subject to state and local taxation in the jurisdiction in which they reside. The state and local tax treatment that applies to us and our shareholders may not conform to the federal income tax considerations discussed above. Consequently, we urge you to consult your own tax advisors regarding the effect of state and local tax laws.
PLAN OF DISTRIBUTION
      We may sell the securities offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers or we may sell the securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. Underwriters and agents in any distribution contemplated hereby, including but not limited to at-the-market equity offerings, may from time to time include Cantor Fitzgerald & Co. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.
      Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.
      Shares may also be sold in one or more of the following transactions: (a) block transactions in which a broker-dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers; (e) sales at-the-market to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker-dealers may also receive compensation from purchasers of the shares which is not expected to exceed that customary in the types of transactions involved.
      Any underwriting compensation that we pay to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit on resale of the securities that they realize may be deemed to be underwriting discounts and commissions.
      Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.
      In connection with the offering of the securities hereby, certain underwriters and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.
      The underwriters in an offering of securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.
      Our common stock is listed on the NYSE under the symbol “TMA.” Any shares of common stock sold pursuant to this prospectus, and any supplement thereto, will be listed on the NYSE, subject to official notice of issuance. Any other securities that we sell pursuant to this prospectus, and any supplement thereto, will be new issues of securities with no established trading market and may or may not be listed on a national securities exchange. Any underwriters or agents to or through which we sell securities may make a market in the securities, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. We cannot, therefore, give any assurance as to the liquidity of or trading market for any securities that we sell, other than our common stock. We estimate that our expenses in connection with this offering, excluding commissions, will be approximately $467,400.
EXPERTS
      The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS
      The validity of the securities offered hereby is being passed upon for us by Dechert LLP. The opinion of counsel described under the heading “Federal Income Tax Considerations” is being rendered by Dechert LLP. This opinion is subject to various assumptions and is based on current tax law. Michael Jeffers, our Secretary, is counsel to that firm and, as of January 7, 2004, owns 51,572 shares of our common stock, dividend equivalent rights for 63,671 shares, phantom stock rights for 26,288 shares, and owns a 1% equity interest of the Manager.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy such reports, proxy statements and other information at the public reference facilities maintained by the SEC in the Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. This material can also be obtained from the SEC’s website at www.sec.gov. All reports, proxy statements and other information that we file with the NYSE are also available at the offices of the NYSE (please call (212) 656-5060 for further information) or by visiting our website at www.thornburgmortgage.com. Information contained on our website is not, and should not be interpreted to be, a part of this prospectus or any accompanying prospectus supplement.
      We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. We have filed the documents listed below with the SEC under the Exchange Act and these documents are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and September 30, 2003;

•	Our Quarterly Report on Form 10-Q/A (Amendment No. 2) for the quarter ended June 30, 2003;

•	Our Current Reports on Form 8-K filed on February 7, 2003, May 2, 2003, May 28, 2003, May 28, 2003, August 1, 2003, November 18, 2003 and December 11, 2003;

•	Our Definitive Proxy Statement filed on March 20, 2003.

•	The descriptions of our common stock and Series B Preferred Stock included in our registration statements on Form 8-A, as amended.
      Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents.

      Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.
      You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents which are not specifically incorporated by reference herein) without charge upon written or oral request to Investor Relations, at Thornburg Mortgage, Inc., 150 Washington Avenue, Suite 302, Santa Fe, New Mexico 87501, telephone number (505) 989-1900 or by visiting our website at www.thornburgmortgage.com.

4,000,000 Shares
Thornburg Mortgage, Inc.
Common Stock

PROSPECTUS SUPPLEMENT
June 7, 2005

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